UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

––––––––––

FORM 11-K

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(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2006

      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____ to

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

	Page
SIGNATURES	3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	5
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	6
Notes to Financial Statements as of December 31, 2006 and 2005, and for the Years then Ended	7-12
SUPPLEMENTAL SCHEDULE:	
Schedule of Assets (Held at End of Year) as of December 31, 2006	13-35
EXHIBITS:	
Exhibit Index	36
Consent of Independent Registered Public Accounting Firm	37

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

By: /s/ Stephan T. Haynes
        Stephan T. Haynes, Secretary

Date: July 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

American Electric Power Service Corporation, as Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Columbus, Ohio
July 12, 2007

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Investments:		
Participant – directed investments (at fair value)	$ 2,895,323,884	$ 2,781,045,544
Participant Loans	55,239,294	55,014,826
Total Investments	$ 2,950,563,178	$ 2,836,060,370
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$ 2,950,563,178	$ 2,836,060,370

See notes to financial statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
NET INVESTMENT INCOME		
Interest	$ 44,815,428	$ 37,173,823
Dividends	29,661,277	59,184,701
Net Appreciation in Fair Value of Investments	216,080,147	87,773,142
TOTAL	290,556,852	184,131,666
CONTRIBUTIONS		
Participants	145,140,492	131,405,750
Employer	60,107,657	55,007,584
TOTAL	205,248,149	186,413,334
Distributions To Participants	(377,061,437)	(242,978,237)
ADMINISTRATIVE AND MANAGEMENT FEES		
Professional Fees	(480,436)	(201,733)
Investment Advisory and Management Fees	(3,501,192)	(1,896,276)
Other Fees	(259,128)	(58,343)
TOTAL	(4,240,756)	(2,156,352)
INCREASE IN NET ASSETS	114,502,808	125,410,411
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	2,836,060,370	2,710,649,959
NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$ 2,950,563,178	$ 2,836,060,370

See notes to financial statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1. **PLAN DESCRIPTION**

    The following description of the American Electric Power System Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

    The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978. The Plan covers eligible regularly scheduled full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. ("AEP" or the "Company"). Eligible employees may enroll in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, eligible employees participating in the Plan may make contributions (as pre-tax, after-tax or, effective beginning July 1, 2006, designated Roth 401(k) contributions) in 1% increments up to 30% of their eligible pay (within IRS limits). That 30% limit will be increased to 50% effective beginning July 1, 2007. Participants who are age 50 and older are able to save additional pre-tax or Roth 401(k) dollars; the catch-up contribution limit was $5,000 and $4,000 for 2006 and 2005, respectively. The Company contributes to the Plan, on behalf of each participant, an amount equal to 75% of the participant's contributions up to 6% of the participant's eligible compensation for each payroll period, subject to certain limitations. All contributions are deposited to the American Electric Power System Retirement Savings Plan Trust after each pay period. The Plan, in a manner consistent with the requirements under section 401 et seq., of the Internal Revenue Code, restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan. Participants are allowed to change investment elections, change investment percentages in the funds, or move existing fund balances on a daily basis. Participants are immediately vested in their pre-tax, after-tax, Roth 401(k) and the Company matching contributions, including earnings thereon.

    American Electric Power Service Corporation ("AEPSC") is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor). AEPSC is a wholly-owned subsidiary of AEP. Until July 1, 2006, Fidelity Management Trust Company ("Fidelity") was the trustee for all funds and the record keeper for the entire Plan.
    Effective July 1, 2006, Fidelity Management Trust Company was replaced by JP Morgan Chase Bank N.A. as custodian and trustee and JP Morgan Retirement Plan Services LLC as record keeper with respect to the Plan. Also effective July 1, 2006, the investment options offered by the Plan were changed to a series of separately managed accounts, interests in commingled and collective trusts and self-directed mutual fund brokerage accounts for which JP Morgan affiliates provide custody, trustee, recordkeeping and other services.

    The AEP Stock Fund, a Plan investment option, is an Employee Stock Ownership Plan ("ESOP"). As a result, participants can elect to have dividends generated from their AEP Stock Fund holdings paid out in cash, rather than automatically reinvested in the fund. The dividend payouts are made periodically, but no less often than annually, and are treated as ordinary income for tax purposes. The 10 percent early withdrawal penalty for individuals under age 59-1/2 does not apply to these dividend payouts.

    Participants may transfer the value of their own cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their payroll contribution elections coinciding with Company payroll periods. Excluding their pre-tax and Roth 401(k) contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including Company matching contributions, which are immediately vested. Pre-tax and Roth 401(k) contributions are not eligible for withdrawal by participants not yet age 59-1/2, except under hardship as defined by the Plan or severance of employment.

Participants may borrow from their savings plan accounts, a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance. Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal. For loans taken before July 1, 2006, the interest rate is in effect as of the first business day of the calendar *quarter* in which the loan is taken. For loans taken after July 1, 2006, the interest rate is in effect as of the first business day of the calendar *month* in which the loan is taken. Active employees make principal and interest payments through payroll deductions.

Retirees/surviving spouses may make monthly payments using a coupon book or through automatic withdrawal from their bank account. Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subjected to income taxes and possibly penalty taxes.

2.   **ACCOUNTING POLICIES**

The accompanying financial statements are prepared on the accrual basis of accounting.

Certain amounts in the 2005 financial statements have been reclassified to conform with the 2006 presentation.

Investments are reported in the Statements of Net Assets Available for Benefits at fair value, except for its benefit responsive investment contract investments, which are stated at contract value.

The shares of AEP common stock held in the AEP Stock Fund investments are valued at year-end quoted stock closing prices.

Quoted market prices are used to value investments (including, but not limited to, the shares of AEP common stock held in the AEP Stock Fund), except investments in registered investment companies, collective trust funds or commingled funds, which are stated at estimated fair values based on the value of the underlying securities and assets as provided by the Trustee. All participant loans are valued at the outstanding loan balances.

The Managed Income Fund includes investment contracts valued at contract value, which is equal to cost (contributions), plus interest, less withdrawals. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP AAG INV-1"), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan's financial statements as interest rates are adjusted to the market quarterly. Accordingly, contract value approximates fair value.

Purchases and sales of securities have been recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. These amounts are reinvested by the Trustee in the same funds that generated such income with the exception of the AEP Stock Fund, which pays out or reinvests dividends at each participant direction.

Administrative and Management Fees paid to both Fidelity and JPMorgan for 2006 totaled $1,941,205 and such fees paid to Fidelity for 2005 totaled $904,495. The structure for the payment of the Plan's administrative and management fees changed in connection with the transition from Fidelity to JPMorgan effective July 1, 2006 (as described in Footnote 1). Prior to July 1, 2006, the Plan was not charged separate fees to Fidelity for recordkeeping services. Fidelity received compensation in the form of management fees directly from the Plan's holdings in various mutual funds as many of the holdings were managed by Fidelity. Effective July 1, 2006, the Plan directly pays for administrative, recordkeeping and management fees.

Distributions are recorded when paid. There were no material amounts due to participants who requested distributions from the Plan as of December 31, 2006 and 2005.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan utilizes various investment instruments, including common stock, bonds, commingled funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. **INVESTMENT CONTRACTS**

During the year ended December 31, 2005 and the six month period ended June 30, 2006, the Plan had a Managed Income Fund with Fidelity as trustee, which invested primarily in fully benefit responsive investment contracts. Fidelity maintained the assets in a custodian account. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The account was credited with earnings on the underlying investments and charged for Plan withdrawals (credited interest rates ranged from 5.65% to 4.05% and 5.65% to 3.76% for 2006 and 2005, respectively). The average yield for each investment contract ranged from 5.04% to 4.16% and 4.16% to 3.87% for fiscal years ending December 31, 2006 and 2005, respectively. The investment is recorded in the 2005 financial statements based on the contract value of the underlying investment contracts as reported to the Plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less withdrawals. All investment contracts maintained by Fidelity were terminated in June of 2006 as part of the transfer of recordkeeping and investment functions from Fidelity to JPMorgan Retirement Plan Services LLC.

At December 31, 2006, the Managed Income Fund provides a self managed stable value investment option to participants that includes synthetic guaranteed investment contracts ("GIC") which simulates the performance of a guaranteed investment contract through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The Plan entered into four synthetic GIC contracts in July 2006. The synthetic GIC contracts include underlying assets which are held in a trust owned by the Plan and utilizes benefit-responsive wrapper contracts issued by four banking institutions. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate cannot be less than 0%. Certain events such as plan termination or a plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable. At December 31, 2006 the credited rate and the average yield based on annualized earnings and interest credited to participants was 5.50% and 5.29%, respectively.

4. **INVESTMENTS EXCEEDING 5% OF PLAN NET ASSETS**

Investments exceeding five percent of net assets as of December 31, 2006 and 2005 were:

	FAIR VALUE			
	2006		2005	
American Electric Power Company, Inc. Common Stock	$	401,083,727	$	517,452,122
Fidelity Blue Chip Growth Fund	$	-	$	245,710,255
Fidelity US Equity Index Commingled Pool	$	-	$	211,263,445
Morgan Guaranty Act Contract	$	-	$	206,692,392
Bank of America Contract	$	-	$	206,691,132
State Street Bank & Trust Company Contract	$	-	$	206,691,243
Rabobank Nederland Contract	$	-	$	206,684,414
Fidelity Low-Priced Stock Fund	$	-	$	152,202,523
Intermediate Bond Fund - JPMorgan Chase Bank	$	828,681,084	$	-
EB Daily Liquidity Aggregate Bond Index Fund	$	185,242,997	$	-
EB Daily Liquidity Stock Index Fund	$	339,905,703	$	-

5. **NET APPRECIATION IN FAIR VALUE OF INVESTMENTS**

During 2006 and 2005, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in value as follows:

	Year Ended December 31,			
	2006		2005	
Investment at Fair Value:				
American Electric Power Company, Inc. – Common Stock	$	50,371,670	$	39,600,019
Investments at Estimated Fair Value:				
Securities, Mutual Funds and Group Annuity, Bank Investment and Other Fixed Income Contracts	$	165,708,477	$	48,173,123
Total Net Appreciation	$	216,080,147	$	87,773,142

6. **FEDERAL INCOME TAX**

The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code); therefore, the Plan's Trust is exempt from federal income tax pursuant to Section 501(a) of the Code.

The Plan obtained its latest determination letter on February 15, 2005, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code; provided however, the letter merely acknowledges receipt of (without approving) the provisions intended to satisfy the requirements of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") and it contemplates that AEP will make some additional changes to the plan documents that were proposed in correspondence sent to the IRS in connections with its determination letter application. Those changes were made pursuant to documents signed on May 11, 2005.

On January 30, 2007, the Company submitted an application to the IRS for an updated determination letter with respect to compliance of the Plan and its trust with the applicable requirements of the Code. That application remains pending. The Company may timely further amend the Plan so that it remains in compliance with the requirements of the Code. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Under current income tax laws and regulations, participants are not subject to federal income tax on the employer contributions to their accounts or on the accumulated earnings on employee and Company contributions until such amounts are distributed to participants. Employees have the option to make contributions to the Plan on a pre-tax basis, in which case federal income tax is deferred until such amounts are distributed. Effective beginning July 1, 2006, employees have the option to make designated Roth Contributions to the Plan, in which case federal income tax does not apply to accumulated earnings distributed as part of a qualified distribution.

7. **PLAN TERMINATION**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

8. **EXEMPT PARTY-IN-INTEREST TRANSACTIONS**

Certain transactions involving the Plan and its assets involved parties in interest with respect to the Plan, but those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions. The exempt party-in-interest transactions involving the Plan included the following: While Fidelity Management Trust Company was acting as trustee and custodian and record keeper under the plan, its affiliate was acting as the investment manager or investment advisor with respect to certain mutual funds made available as investment options under the Plan. While JPMorgan Chase Bank, N.A., was acting as trustee and custodian under the Plan, its affiliates have been acting as investment manager for a number of the Plan's investment options, the Plan's record keeper and investment advisor or investment manager for a number of plan participants with respect to the amounts held in their plan.

At December 31, 2006 and 2005, the Plan held 9,420,072 and 13,951,257 shares, respectively of common stock of American Electric Power, Inc., the parent company and Plan Sponsor, with a cost basis of $303,523,152 and $449,014,903, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $18,700,272 and $19,772,636, respectively.

9.   **LEGAL ISSUES**

Kermit Bridges v. American Electric Power Company, Inc. et al.; John N. Suhayda v. American Electric Power Company, Inc. et al.; and Selena Plentl v. American Electric Power Company, Inc. et al. In the fourth quarter of 2002 and the first quarter of 2003, three putative class action lawsuits were filed on behalf of the Plan against American Electric Power Company, Inc., certain AEP Executives, and AEP's ERISA Plan Administrator alleging violations of ERISA in the selection of AEP Stock as an investment alternative and in the allocation of assets to AEP stock. The complaint requested compensation for losses suffered by the Plan, plus equitable relief, costs, attorney fees and other relief the court considers appropriate. The ERISA actions were originally pending in Federal District Court in Columbus, Ohio. In July 2006, following the withdrawal of two of the plaintiffs, the Federal District Court entered judgment denying the remaining plaintiff's motion for class certification and dismissing all claims without prejudice. In August 2006, the plaintiff filed a notice of appeal of that judgment in the U.S. Court of Appeals for the Sixth Circuit. The parties have filed briefs, and the Court will hear the oral argument on July 27, 2007. The U.S. Department of Labor has intervened and filed a brief in support of the plaintiff, now appellant, and has been allocated part of appellant's oral argument time. The position of the defendants, now appellees, is that the Order of the Federal District Court should be affirmed. The outcome of the appeal cannot be determined at this time. However, a recent opinion issued by the U.S. Court of Appeals for the Seventh Circuit raising a similar issue was decided in favor of the plaintiff/appellant, and there are similar cases pending before other courts.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Number of SHARES/UNITS	FAIR VALUE
INVESTMENT CONTRACTS:		
Stable Value Wrap		
Bank of America		
variable annual yield (5.5% at		
December 31, 2006) with an		
indeterminate maturity date	-	$ 2,490,315
Stable Value Wrap		
UBS		
variable annual yield (5.5% at		
December 31, 2006) with an		
indeterminate maturity date	-	2,490,315
Stable Value Wrap		
IXIS		
variable annual yield (5.5% at		
December 31, 2006) with an		
indeterminate maturity date	-	2,490,315
Stable Value Wrap		
State Street Bank		
variable annual yield (5.5% at		
December 31, 2006) with an		
indeterminate maturity date	-	2,490,315
Subtotal		$ 9,961,260
Intermediate Bond Fund-		
JPMorgan Chase Bank	74,271,679	$ 828,681,084
U.S. Treasury Notes		
(3.625%, due at December 30, 2007)		844,289
JPMorgan Chase Bank		
Liquidity Fund	8,422,864	8,422,864
Cash		89,236
TOTAL – INVESTMENT CONTRACTS		$ 847,998,733

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2006 (continued)

Identity of Issuer, Borrower, Lessor or Similar Party	Number of SHARES/UNITS		FAIR VALUE
Cash Equivalents			
(VAN 2) JPMORGAN DOMESTIC LIQUIDITY	27,197,450	Units $	27,319,673
CASH ACCOUNT	3,942,739	Units	3,979,425
CASH – COMMINGLED FUNDS	1,030,880	Units	1,030,879
JP MORGAN LIQUID ASSETS MONEY MARKET FUND	3,279,382	Units	3,279,382
UNITED STATES OF AMERICA	(1,288,474)	Units	(1,288,474)
Total Cash Equivalents		$	34,320,885
Common/Collective Trusts			
ALLIANCE BERNSTEIN INT'L STYLE BLEND	9,668,298	Units	124,915,006
EB DAILY LIQUIDITY AGGREGATE BOND INDEX FUND	1,225,338	Units	185,242,997
EB DAILY LIQUIDITY STOCK INDEX FUND	1,080,665	Units	339,905,703
INCOME - EB DAILY LIQUIDITY INTERNATIONAL STOCK INDEX FUND	829,594	Units	94,600,971
INCOME - EB DAILY LIQUIDITY SMALL CAP STOCK INDEX FUND	549,920	Units	59,753,587
JPMCB EMERGING MARKETS	268,818	Units	10,365,633
JPMCB LIQUIDITY FUND	5,677,262	Units	5,677,263
JPMCB STRATEGIC PROPERTY FUND	28,553	Units	45,850,165
JPMCB US REAL ESTATE SECURITIES FUND	644,284	Units	26,106,375
Total Common/Collective Trusts		$	892,417,700
Derivatives			
P/CALL EURO DOLLAR FUT OPT 94.750 DUE 19/MAR/2007	19	Units	1,425
P/CALL EURO DOLLAR OPT 94.000DUE 18/JUN/2007	10	Units	19,250
P/CALL EURO DOLLAR OPT 94.000DUE 19/MAR/2007	8	Units	13,600
P/CALL EURO DOLLAR OPT 95.000DUE 17/SEP/2007	1	Units	463
P/CALL EURO DOLLAR OPTION 95.000DUE 17/SEP/2007	5	Units	2,313
P/CALL US TRAS NTS 5 YERS 102.000DUE 23/FEB/2007	3	Units	9,188
P/CALL USTN 5 YR FUTURE 102.000DUE 23/FEB/2007	2	Units	6,125
P/CALL USTN 5 YR FUTURE 102.500DUE 23/FEB/2007	17	Units	43,563
P/PUT EURO DOLLAR FUT OPT 93.000DUE 19/MAR/2007	15	Units	94
P/PUT EURO DOLLAR FUT OPT 95.500DUE 19/MAR/2007	4	Units	8,200
W/CALL EURO DOLLAR FUT OPT 95.130DUE 19/MAR/2007	(1)	Units	(13)
W/CALL US TREASURY NOTE 10 108.000DUE 23/FEB/2007	(1)	Units	(469)
W/CALL US TREASURY NOTE 10 109.000DUE 23/FEB/2007	(20)	Units	(4,063)
W/CALL US TREASURY NOTE 10 110.000DUE 23/FEB/2007	(57)	Units	(4,453)
W/CALL US TREASURY NOTE 10 111.000DU 23/FEB/2007	(4)	Units	(125)
W/CALL USA TREAS BDS 114.000DUE 23/FEB/2007	(4)	Units	(1,125)
W/CALL USA TREAS BDS 115.000DUE 23/FEB/2007	(9)	Units	(1,406)
W/CALL USA TREAS BDS 116.000DUE 23/FEB/2007	(4)	Units	(313)
W/CALL USA TREAS BDS OPT 114.000DUE 23/FEB/2007	(6)	Units	(1,688)
W/CALL USA TREAS BDS OPT 115.000DUE 23/FEB/2007	(1)	Units	(156)
W/PUT EURO DOLLAR FUT OPT 94.625DUE 19/MAR/2007	(10)	Units	(500)
W/PUT US TREASURY NOTE 10 107.000DUE 23/FEB/2007	(2)	Units	(969)
W/PUT US TREASURY NOTE 10 108.000DUE 23/FEB/2007	(10)	Units	(10,000)
W/PUT USA TREAS BDS 107.000DUE 23/FEB/2007	(1)	Units	(63)
W/PUT USA TREAS BDS 109.000DUE 23/FEB/2007	(14)	Units	(3,719)
W/PUT USA TREAS BDS 111.000DUE 23/FEB/2007	(2)	Units	(1,750)
W/PUT USA TREAS BDS 112.000DUE 23/FEB/2007	(1)	Units	(1,391)
W/PUT USA TREAS BDS 113.000DUE 23/FEB/2007	(2)	Units	(4,125)
W/PUT USA TREAS BDS 113.000DUE 23/FEB/2007	(7)	Units	(14,438)
W/PUT USA TREAS NTS FUT 10 104.000DUE 23/FEB/2007	(2)	Units	(63)
W/PUT USA TREAS NTS FUT 10 106.000DUE 23/FEB/2007	(18)	Units	(3,656)
Total Derivatives		$	49,736
Employer Stock			
AMERICAN ELECTRIC POWER COMPANY, INC. COMMON STOCK $6.50 PAR	9,420,072	Units	401,083,727

VALUE
Total Employer Stock $ 401,083,727

Corporate Stocks

3M CO COM STK USD0.01	11,800	Units	919,574
4 KIDS ENTERTAINMENT INC COM STK USD0.01	7,300	Units	133,006
ABBOTT LABS COM NPV	69,500	Units	3,385,345
ABERCROMBIE & FITCH CO CLASS'A'COM STK USD0.01	41,700	Units	2,903,571
ACCENTURE LTD BERM CLS'A'COM USD0.0000225	24,700	Units	912,171
ACCO BRANDS CORP COM STK USD0.01	25,700	Units	680,279
ACE LTD COM STK NPV	31,900	Units	1,940,158
ACUITY BRANDS INC COM STK USD0.01	14,000	Units	728,560
ADAPTEC INC COM STK USD0.001	146,800	Units	684,088
ADESA INC COM STK USD0.01	39,500	Units	1,096,125
ADOBE SYSTEMS INC COM STK USD0.0001	143,300	Units	5,892,496
ADVANCE AMER CASH ADVANCE CTRS INC COM USD0.01	6,700	Units	98,155
ADVANCE AUTO PARTS INC COM STK USD0.0001	11,700	Units	416,754
ADVANTA CORP CLASS'B'NON VTG USD0.01	8,900	Units	388,307
AETNA INC NEW COM STK USD0.001	32,300	Units	1,394,714
AFC ENTERPRISES INC COM STK USD0.001	3,000	Units	53,010
AFFILIATED MANAGERS GROUP INC COM STK USD0.01	26,600	Units	2,796,458
AFFYMETRIX INC COM STK USD0.01	36,100	Units	832,466
AGILENT TECHNOLOGIES INC COM STK USD0.01	56,600	Units	1,972,510
AIR PRODUCTS & CHEMICALS INC COM STK USD1	5,700	Units	402,534
AKAMAI TECHNOLOGIES COM STK USD0.01	8,900	Units	472,768
ALABAMA NATIONAL BANCORPORATION COM ST USD1	1,100	Units	76,016
ALCON INC CHF0.20	37,400	Units	4,180,198
ALEXANDRIA REAL ESTATE EQUITIES COM STK USD0.01	3,000	Units	303,420
ALLIANCE DATA SYSTEM COM STK USD0.01	46,000	Units	2,873,620
ALLIANCE IMAGING INC COM STK USD0.01	10,305	Units	68,528
ALLIANT TECHSYSTEMS INC COM STK USD0.01	3,400	Units	265,846
ALLIED WASTE INDUSTRIES INC COM STK USD0.01	38,200	Units	469,478
ALLSTATE CORP COM USD0.01	29,600	Units	1,936,566
ALLTEL CORP COM STK USD1	25,900	Units	1,569,670
ALPHARMA INC CLASS'A'COM STK USD0.20	17,000	Units	409,700
AMBAC FINANCIAL GROUP INC COM STK USD0.01	26,400	Units	2,351,448
AMDOCS ORD GBP0.01	24,700	Units	957,125
AMEDISYS INC COM STK USD0.001	51,134	Units	1,680,775
AMER INTL GRP COM USD2.50	87,300	Units	6,255,918
AMERICAN EAGLE OUTFITTER COM STK USD0.01	20,700	Units	647,600
AMERICAN EQUITY INVT LIFE HLDG CO COM STK USD1	15,900	Units	207,177
AMERICAN EXPRESS CO COM USD0.20	48,200	Units	2,924,294
AMERICAN POWER CONVERSION COM STK USD0.01	30,500	Units	932,995
AMERISOURCEBERGEN CORP COM STK NPV	28,000	Units	1,258,880
AMERISTAR CASINOS INC COM STK USD0.01	3,700	Units	113,738
AMGEN INC COM USD0.0001	28,000	Units	1,912,680
AMPHENOL CORP CLASS'A'COM STK USD0.001	43,700	Units	2,714,162
ANDREW CORP COM STK USD0.01	115,900	Units	1,185,657
ANHEUSER-BUSCH COS COM USD1	28,500	Units	1,402,200
APARTMENT INV&MGMT COM USD0.01 CL'A'	15,100	Units	854,962
APOGEE ENTERPRISES INC COM STK USD0.33 1/3	7,700	Units	148,687
APOLLO INVESTMENT CORP COM STK USD0.001	27,500	Units	616,000
APPLE INC COM STK NPV	58,800	Units	4,988,592
APTARGROUP INC COM STK USD0.01	34,200	Units	2,019,168
ARES CAPITAL CORP COM STK USD0.001	22,000	Units	420,420
ARROW ELECTRONICS INC COM STK USD1	55,000	Units	1,735,250
ASBURY AUTOMOTIVE GROUP INC COM STK USD0.01	20,400	Units	480,624
ASHFORD HOSPITALITY TRUST INC COM STK USD0.01	6,600	Units	83,490
ASHLAND INC COM STK USD1	6,400	Units	442,752
ASPEN INSURANCE HLDGS COM STK USD0.15144558	10,100	Units	266,236
ASSURANT INC COM STK USD0.01	13,400	Units	740,350
ASSURED GUARANTY LTD COM STK USD0.01	31,700	Units	843,220
ASTORIA FINANCIAL CORP COM STK USD0.01	62,100	Units	1,872,936
ASTRAZENECA ADR EACH REP 1 ORD USD0.25(MGT)	22,900	Units	1,226,295

AT&T INC COM STK USD1	52,700	Units	1,884,025
ATMEL CORP COM STK USD0.001	192,700	Units	1,165,835
ATMI INC COM STK USD0.01	6,300	Units	192,339
ATWOOD OCEANICS INC COM STK USD1	16,100	Units	788,417
AUTODESK INC COM STK NPV	54,900	Units	2,221,254
AUTOLIV INC COM STK USD1	15,500	Units	934,650
AUTOZONE INC COM STK USD0.01	5,600	Units	647,136
AVNET INC COM STK USD1	108,600	Units	2,772,558
AVOCENT CORP COM STK USD0.01	10,700	Units	362,195
BANNER CORP COM STK USD0.01	3,000	Units	133,590
BANTA CORP COM STK USD0.10	13,400	Units	487,760
BASF AG ADR-EACH REPR 1 ORD NPV LEVEL II	4,400	Units	427,724
BAXTER INTL INC COM USD1	4,300	Units	199,477
BEA SYSTEMS INC COM USD0.001	65,000	Units	817,700
BECKMAN COULTER INC COM STK USD0.10	19,300	Units	1,154,140
BECTON DICKINSON & CO COM STK USD1	18,100	Units	1,274,150
BEL FUSE INC CLASS'B'SHS USD0.1	6,300	Units	219,177
BELDEN INC COM STK USD0.01	7,200	Units	281,808
BENCHMARK ELECTRONICS INC COM STK USD0.10	66,500	Units	1,619,940
BERKLEY(W.R.)CORP COM STK USD0.20	64,500	Units	2,228,367
BHP BILLITON LIMITED ADR EACH REP 2 ORD NPV(MGT)	10,900	Units	433,275
BIG 5 SPORTING GOODS CORP COM STK USD0.01	3,400	Units	83,028
BIO RAD LABORATORIES INC CLASS'A'COM STK USD0.0001	1,600	Units	132,032
BISYS GROUP COM STK USD0.02	16,600	Units	214,306
BJ SERVICES COM STK USD0.10	63,300	Units	1,858,976
BJS WHOLESALE CLUB INC COM STK USD0.01	14,900	Units	463,539
BMC SOFTWARE INC COM STK USD0.01	27,200	Units	875,840
BOEING CO COM STK USD5	57,000	Units	5,063,880
BOK FINANCIAL CORP COM STK USD0.00006	6,200	Units	340,876
BORG-WARNER INC COM STK USD0.01	26,645	Units	1,572,588
BRINKER INTERNATIONAL COM STK USD0.10	23,650	Units	713,284
BROADCOM CORP CLASS'A'COM STK USD0.0001	71,400	Units	2,306,934
BROADWING CORPORATION	52,100	Units	813,802
BROOKS AUTOMATION INC	69,800	Units	1,005,120
BROWN SHOE CO INC COM STK USD3.75	7,700	Units	368,214
CABLEVISION SYSTEMS CORP NY GROUP COM STK USD0.01	73,100	Units	2,081,888
CABOT CORP COM STK USD1	3,400	Units	148,138
CABOT OIL & GAS CO COM USD0.10	3,900	Units	236,535
CADENCE DESIGN SYSTEMS INC COM STK USD0.01	118,900	Units	2,129,499
CAE INC COM NPV	143,000	Units	1,312,740
CAMBREX CORP COM STK USD0.10	7,300	Units	165,856
CAMECO CORP COM NPV	84,100	Units	3,404,742
CAREMARK RX INC COM STK USD0.001	4,500	Units	258,715
CARTERS INC COM STK USD0.01	72,200	Units	1,841,100
CDW CORPORATION COM USD0.01	12,400	Units	871,968
CEC ENTERTAINMENT COM STK USD0.10	2,400	Units	96,600
CELGENE CORP COM STK USD0.01	11,800	Units	678,854
CEMEX S.A.B. DE C.V. ADR EACH REP 10 CPO(SPON)	12,900	Units	437,052
CENTENNIAL COMMUNICATIONS CORP CLASS'A'COM STK USD0.01	112,900	Units	811,751
CENTRAL PAC FINL CORP COM	5,000	Units	193,800
CEPHALON INC COM STK USD0.01	22,300	Units	1,570,143
CHAMPION ENTERPRISES INC COM STK USD1	31,900	Units	298,584
CHARMING SHOPPES INC COM STK USD0.10	78,800	Units	1,066,164
CHECKPOINT SYSTEMS COM STK USD0.10	8,900	Units	179,780
CHESAPEAKE ENERGY CORP COM STK USD0.01	33,100	Units	963,541
CHEVRON CORP COM STK USD0.75	22,500	Units	1,654,425
CHICAGO BRIDGE & IRON CO N.V. EUR0.01 (REG)	8,100	Units	221,454
CHILDRENS PLACE RETAIL STORE INC COM STK USD0.10	5,700	Units	362,064
CHITTENDEN CORP COM STK USD1	3,406	Units	104,530
CIBER INC COM STK USD0.01	30,100	Units	204,078
CIGNA CORP COM STK USD0.25	25,800	Units	3,395,154
CIMAREX ENERGY CO COM STK USD0.01	4,500	Units	164,250
CINCINNATI BELL NC USD0.01	281,300	Units	1,285,541
CISCO SYSTEMS COM USD0.001	226,100	Units	6,179,313

CIT GROUP INC COM STK USD0.01	37,100	Units	2,069,067
CITIGROUP INC COM STK USD0.01	37,100	Units	2,066,470
CLAIRES STORES INC COM STK USD0.05	29,000	Units	961,060
CLARCOR INC COM STK USD1	12,500	Units	422,625
COACH INC COM STK USD0.01	105,700	Units	4,540,872
COGNEX CORP COM STK USD0.002	33,100	Units	788,442
COGNIZANT TECHNOLO COM CL'A'USD0.01	21,300	Units	1,643,508
COLDWATER CREEK COM STK USD0.01	56,600	Units	1,387,832
COLGATE-PALMOLIVE CO COM STK USD1	20,000	Units	1,304,800
COLUMBIA BANKING SYSTEMS INC COM STK NPV	3,300	Units	115,896
COMERICA INC COM STK USD5	13,300	Units	780,444
COMPASS BANCSHARES INC COM STK USD2	25,100	Units	1,507,004
COMPLETE PRODUCTION SERVICES INC COM STK USD0.01	68,600	Units	1,454,320
COMPUTER SCIENCES CORP COM STK USD1	45,900	Units	2,449,683
COMSTOCK RESOURCES INC COM STK USD0.50	28,500	Units	885,210
COMTECH TELECOMMUNICATIONS COM STK USD0.10	4,017	Units	152,927
COMVERSE TECHNOLOGY INC COM STK USD0.10	19,700	Units	415,867
CONOCOPHILLIPS COM STK USD1.25	24,000	Units	1,726,800
CONSECO INC COM STK USD0.01	10,300	Units	205,794
CONSOL ENERGY INC COM STK USD0.01	10,700	Units	343,791
CONSOLIDATED EDISON INC COM STK USD0.10	39,900	Units	1,917,993
CORE LABORATORIES NV EUR0.01	1,900	Units	153,900
CORN PRODUCTS INTERNATIONAL INC COM STK USD0.01	3,800	Units	131,252
CORNING INC COM STK USD0.50	82,500	Units	1,543,575
COVANCE COM STK USD0.01	6,100	Units	359,351
COVENTRY HEALTHCAR COM STK USD0.01	30,500	Units	1,526,525
COWEN GROUP INC COM STK NPV	13,600	Units	287,640
CRANE CO COM STK USD1	25,500	Units	934,320
CROWN MEDIA HOLDINGS CLASS'A'COM STK USD0.01	48,900	Units	177,507
CSG SYSTEMS INTL INC COM STK USD0.01	4,700	Units	125,631
CTS CORP COM STK NPV	6,936	Units	109,103
CUMMINS INC COM STK USD2.50	21,000	Units	2,481,780
CV THERAPEUTICS INC COM STK USD0.001	45,700	Units	637,972
CYTEC INDUSTRIES INC COM STK USD0.01	8,500	Units	480,335
DARDEN RESTAURANTS INC COM STK NPV	35,900	Units	1,442,103
DAVITA INC COM STK USD0.001	16,900	Units	961,272
DEL MONTE FOODS COM STK USD0.01	97,800	Units	1,078,734
DEUTSCHE BANK AG ORD NPV(REGD)	14,700	Units	1,958,628
DIEBOLD INC COM STK USD1.25	8,700	Units	405,420
DIGITAL REALTY TRUST INC COM STK USD0.01	6,600	Units	227,807
DILLARDS INC CLASS'A'COM NPV	20,100	Units	703,701
DIRECTV GROUP INC COM USD0.01	28,800	Units	718,272
DISCOVERY HLDG CO CLASS'A'COM STK USD0.01	56,800	Units	913,912
DOMTAR INC COM NPV	19,800	Units	167,112
DONNELLEY(R.R.)& SONS CO COM STK USD1.25	44,000	Units	1,563,760
DREAMWORKS ANIMATION SKG INC CLASS 'A' COM STK USD0.01	37,900	Units	1,117,671
DRS TECHNOLOGIES INC COM STK USD0.01	11,500	Units	605,820
DST SYSTEMS INC DELAWARE COM STK USD0.01	32,200	Units	2,016,686
DUKE REALTY CORP COM STK USD0.01	37,000	Units	1,513,300
E TRADE FINANCIAL CORP COM STK USD0.01	80,400	Units	1,802,568
EARTHLINK INC COM STK USD0.01	43,300	Units	307,430
EATON CORP COM USD0.50	22,400	Units	1,683,136
ECI TELECOM ORD ILS0.12	17,362	Units	150,355
EDUCATION REALTY TRUST INC COM STK USD0.01	11,800	Units	174,286
EDWARDS(A.G)INC COM STK USD1	15,600	Units	990,444
EL PASO ELECTRIC CO COM STK NPV	13,200	Units	321,684
ELEC DATA SYS CORP COM USD0.01	33,600	Units	925,680
ELECTRONIC ARTS COM USD0.01	66,300	Units	3,338,868
ELECTRONICS FOR IMAGING COM STK USD0.01	21,800	Units	579,444
EMULEX CORP COM STK USD0.10	43,400	Units	846,734
ENCORE ACQUISITION CO COM STK USD0.01	23,100	Units	566,643
ENDURANCE SPECIALTY HLDGS COM STK USD1	7,200	Units	263,376
ENERGEN CORP COM STK USD0.01	10,000	Units	469,400
ENERGY EAST CORP COM STK USD0.01	12,900	Units	319,920

ENERSYS COM USD0.01	10,900	Units	174,400
ENI ADR EACH REP 2 ORD (MGT)	24,300	Units	1,634,904
ENTERCOM COMMUNICATIONS COM STK USD0.01	16,300	Units	459,334
ESSEX PROPERTY TRUST INC COM STK USD0.0001	2,000	Units	260,180
EVEREST RE GROUP COM STK USD0.01	5,500	Units	539,605
EXPRESS SCRIPTS IN COM USD0.01	4,600	Units	329,360
FAIRCHILD SEMICONDUCTOR INTL INC	27,400	Units	460,594
FEI CO COM STK NPV	6,800	Units	179,316
FERRO CORP COM STK USD1	13,600	Units	281,384
FINISH LINE INC CLASS'A'COM STK USD0.01	36,700	Units	524,076
FIRST FINANCIAL BANKSHARES INC COM STK USD10	2,200	Units	92,752
FIRST INDIANA CORP COM STK USD0.01	3,000	Units	76,080
FIRST MARBLEHEAD CORP COM STK USD0.01	19,450	Units	1,062,943
FIRST MIDWEST BANCORP COM STK USD0.01	6,400	Units	249,440
FIRST PLACE FINANCIAL/OHIO COM STK USD0.01	3,400	Units	79,866
FIRSTENERGY CORP COM STK USD0.10	31,500	Units	1,899,450
FISERV INC COM STK USD0.01	17,300	Units	906,866
FLEETWOOD ENTERPRISES INC COM STK USD1	76,400	Units	604,324
FLEXTRONICS INTERNATIONAL ORD USD0.01	102,300	Units	1,174,404
FLIR SYSTEMS INC COM STK USD0.01	41,377	Units	1,317,030
FLUSHING FINANCIAL CORP COM STK USD0.01	49,900	Units	851,793
FOOT LOCKER INC COM STK USD0.01	22,600	Units	495,618
FORRESTER RESEARCH INC COM STK USD0.01	4,400	Units	119,284
FOUNDRY NETWORKS INC COM STK USD0.0001	79,500	Units	1,190,910
FPL GROUP INC COM STK USD0.01	35,300	Units	1,921,026
FULLER(H.B.)CO COM STK USD1	17,000	Units	438,940
G & K SERVICES INC CLASS'A'COM STK USD0.50	3,400	Units	132,362
GAMESTOP CORPORATION NEW CLASS 'A' COM USD0.001	12,000	Units	661,320
GATX CORP COM STK USD0.625	3,300	Units	142,989
GENCORP INC COM STK USD0.10	50,700	Units	710,814
GENENTECH INC COM USD0.02	52,300	Units	4,243,099
GENERAL CABLE CORP COM STK USD0.01	15,300	Units	668,763
GENERAL COMMUNICATIONS CLASS'A'COM NPV	18,100	Units	284,713
GENERAL DYNAMICS CORP COM STK USD1	11,300	Units	840,155
GENERAL ELECTRIC CO. COM STK USD0.06	112,300	Units	4,210,547
GENERAL MILLS INC COM STK USD0.1	23,400	Units	1,347,840
GENESIS HEALTHCARE CORP COM STK USD0.01	3,300	Units	155,859
GEVITY HR INC COM USD0.01	24,000	Units	568,560
GILEAD SCIENCES COM USD0.001	105,800	Units	6,869,594
GLACIER BANCORP COM STK USD0.01	2,457	Units	60,049
GLAXOSMITHKLINE ADR EACH REPR 2 ORD GBP0.25	24,700	Units	1,312,947
GLOBAL IMAGING SYSTEMS COM STK USD0.01	17,497	Units	384,059
GOL LINHAS AEREAS INTELIGENTES SA ADR EACH REPR 1 PREF SHS	0	Units	1,581
GOLD KIST HLDGS INC COM USD0.01	14,000	Units	294,280
GOLDMAN SACHS GROUP INC COM STK USD0.01	24,000	Units	4,784,400
GOODRICH CORP COM STK USD5	45,100	Units	2,063,565
GOOGLE INC COM STK USD0.001 CLS'A'	16,600	Units	7,643,968
GRACO INC COM STK USD1	53,700	Units	2,127,594
GRAY TELEVISION INC.	58,900	Units	433,504
GREATBATCH INC COM STK USD0.001	3,361	Units	90,478
GREIF INC COM STK CLASS'A' NPV	1,000	Units	118,760
GRIFFON CORP COM STK USD0.25	14,800	Units	377,400
GROUP 1 AUTOMOTIVE INC COM STK NPV	9,463	Units	489,426
GUESS INC COM STK USD0.01	11,600	Units	735,788
HANMI FINANCIAL CORP COM STK USD0.001	6,000	Units	135,540
HANOVER INSURANCE GROUP INC COM STK USD0.01	10,900	Units	531,920
HANSEN NATURAL CORP COM STK USD0.005	12,500	Units	421,000
HARLAND(JOHN H.)CO COM STK USD1	14,300	Units	717,860
HARLEY DAVIDSON COM STK USD0.01	9,200	Units	648,324
HARMONIC INC COM STK USD0.001	174,800	Units	1,270,796
HARRAHS ENTERTAINMENT INC COM STK USD0.10	20,400	Units	1,687,488
HARRIS CORP COM STK USD1	9,100	Units	417,326
HARSCO CORP COM STK USD1.25	24,800	Units	1,887,280
HARTE-HANKS INC COM STK USD1	27,700	Units	767,567

HARTFORD FINANCIAL SERVICES GRP INC COM STK USD0.01	21,700	Units	2,034,877
HASBRO INC COM STK USD0.50	24,200	Units	659,450
HEALTH CARE REIT INC COM STK USD1	5,862	Units	252,170
HEALTH NET INC COM USD0.001	76,700	Units	3,732,222
HEALTHSPRING USD0.01	11,300	Units	229,955
HEIDRICK & STRUGGLES COM STK USD0.01	20,700	Units	876,852
HELIX ENERGY SOLUTIONS GROUP INC COM STK NPV	29,500	Units	925,415
HELMERICH & PAYNE INC COM STK USD0.10	48,100	Units	1,177,007
HERBALIFE LTD	6,700	Units	269,072
HESS CORPORATION COM USD1	33,300	Units	1,654,011
HEWITT ASSOCIATES COM USD0.01 CLASS A	22,800	Units	587,100
HEWLETT PACKARD CO COM USD0.01	68,400	Units	2,819,084
HILB ROGAL & HOBBS COM STK NPV	6,700	Units	282,204
HOLOGIC INC COM STK USD0.01	22,700	Units	1,073,256
HOME PROPERTIES INC COM STK USD0.01	7,600	Units	450,452
HORMEL FOODS CORP COM STK USD0.0586	42,000	Units	1,568,280
HOSPIRA INC COM STK USD0.01	8,900	Units	298,862
HOUSTON EXPLORATION CO COM STK USD0.01	1,200	Units	62,136
HUMAN GENOME SCIENCES COM STK USD0.01	69,600	Units	865,824
HYPERION SOLUTIONS CORP COM STK USD0.001	30,200	Units	1,085,388
IBERIABANK CORP COM STK USD1	2,700	Units	160,299
IDACORP INC COM STK NPV	41,000	Units	1,584,650
IKON OFFICE SOLUTIONS COM STK NPV	40,900	Units	669,533
IMATION CORP COM STK USD0.01	14,200	Units	659,306
IMS HEALTH INC COM STK USD0.01	43,100	Units	1,184,388
INDEPENDENT BANK CORP MICHIGAN COM STK USD1	3,150	Units	79,664
INDEPENDENT BANK CORP(MASS) COM STK USD0.01	2,400	Units	86,856
INDYMAC BANCORP INC COM STK USD0.01	10,500	Units	474,180
INFINITY PROPERTY & CASUALTY CORP COM NPV	5,200	Units	251,628
INFOSYS TECHNOLOGIES ADR EACH REPR 1ORD INR5	24,100	Units	1,314,896
ING GROEP N.V. ADR-EACH REPR 1 ORD(SPONS)	44,900	Units	1,983,233
INGRAM MICRO INC CLASS'A'COM STK USD0.01	36,000	Units	734,760
INSIGHT ENTERPRISE INC COM STK USD0.01	32,800	Units	618,936
INTEGRATED DEVICE TECHNOLOGY COM STK USD0.001	32,000	Units	495,360
INTER TEL INC COM STK NPV	7,400	Units	164,576
INTERACTIVE DATA CORP COM STK NPV	15,200	Units	365,408
INTERCONTINENTAL EXCHANGE INC COM STK USD0.01	21,800	Units	2,352,220
INTERNATIONAL BUS MACH CORP COM STK USD0.20	9,500	Units	922,925
INTERNATIONAL GAME TECHNOLOGY COM STK USD0.000625	15,200	Units	704,099
INTERNATIONAL SPEEDWAY CORP CLASS'A'COM STK USD0.01	15,600	Units	796,224
INVITROGEN COM STK USD0.01	11,900	Units	673,421
IPC HLDGS COM STK USD0.01	48,200	Units	1,515,890
JACK IN THE BOX INC COM STK USD0.01	4,000	Units	244,160
JARDEN CORP COM STK NPV	13,600	Units	473,144
JOHNSON & JOHNSON COM STK USD1	19,700	Units	1,300,594
JOHNSON CONTROLS INC COM STK USD0.16 2/3	11,000	Units	948,387
JONES APPAREL GROUP INC COM STK USD0.01	15,600	Units	521,508
JOS A BANK CLOTHIERS COM STK USD0.01	36,300	Units	1,065,405
JOURNAL COMMUNICATIONS INC COM STK USD0.01	32,800	Units	413,608
JOY GLOBAL INC COM STK USD1	40,000	Units	1,933,600
K&F INDUSTRIES HOLDINGS INC COM STK USD0.01	21,400	Units	485,994
KADANT INC COM STK USD0.01	3,906	Units	95,228
KEANE INC COM STK USD0.10	22,800	Units	271,548
KELLOGG CO COM STK USD0.25	26,200	Units	1,311,572
KELLWOOD CO COM STK USD0.01	8,700	Units	282,924
KENNAMETAL INC CAP STK USD1.25	8,200	Units	482,570
KEY ENERGY SERVICES INC COM STK USD0.10	29,200	Units	456,980
KIMBERLY-CLARK CORP COM STK USD1.25	19,400	Units	1,327,050
KINDRED HEALTHCARE INC COM STK USD0.25	29,100	Units	734,775
KINETIC CONCEPTS INC COM STK USD0.001	8,200	Units	324,310
KKR FINANCIAL HLDGS LLC COM STK USD0.01	22,100	Units	592,059
KLA TENCOR CORP COM STK USD0.001	19,200	Units	955,200
KNOLL INC COM STK USD1	27,300	Units	600,600
KOHLS CORP COM STK USD0.01	9,600	Units	656,928

L-1 IDENTITY (HLD) COM STK USD0.001	29,700	Units	449,361
LAB CORP AMER HLDG COM USD0.1	17,900	Units	1,315,113
LABOR READY INC COM STK NPV	4,817	Units	88,296
LAKELAND FINANCIAL CORP COM STK USD0.01	3,300	Units	84,249
LAM RESEARCH CORP COM STK USD0.001	100,000	Units	5,062,000
LANCE INC COM STK USD0.833	2,103	Units	42,228
LANDSTAR SYSTEMS INC COM STK USD0.01	3,200	Units	122,176
LEHMAN BROS HLDGS INC COM STK USD0.10	24,800	Units	1,937,376
LENNOX INTERNATIONAL INC COM STK USD0.01	32,300	Units	992,902
LEXINGTON REALTY TRUST COM STK USD0.0001	8,800	Units	202,554
LIBERTY GLOBAL INC COM STK SERIES 'C' USD0.01	55,300	Units	1,548,400
LIBERTY MEDIA-INTERACTIVE A COM STK USD0.01 'A'	21,100	Units	455,127
LIFEPOINT HOSPITALS INC COM STK USD0.01	30,100	Units	1,014,370
LIMITED BRANDS INC COM STK USD0.50	22,600	Units	654,044
LIN TV CORP COM STK USD0.01	100,300	Units	997,985
LINCARE HLDGS INC COM STK USD0.01	34,400	Units	1,370,496
LINCOLN ELECTRIC HLDGS INC COM STK NPV	5,200	Units	315,328
LINCOLN NATIONAL CORP COM STK USD1.25	18,600	Units	1,235,040
LOCKHEED MARTIN CORP COM STK USD1	9,300	Units	856,251
LODGENET ENTERTAINMENT CORP COM STK USD0.01	38,900	Units	973,667
LOEWS CORP CAROLINA GROUP COM STK USD0.01	9,200	Units	595,424
LOUISIANA-PACIFIC CORP COM STK USD1	20,100	Units	432,753
LOWE'S COS INC COM STK USD0.50	64,800	Units	2,018,520
MACATAWA BANK CORP COM STK NPV	3,400	Units	72,284
MACY'S INC COM STK USD0.01	50,500	Units	1,933,177
MAF BANCORP INC COM STK USD0.01	1,800	Units	80,892
MAGELLAN HEALTH SERVICES INC	5,700	Units	246,354
MANPOWER INC COM STK USD0.01	33,400	Units	2,502,662
MARATHON OIL CORP COM STK USD1	17,600	Units	1,628,000
MARRIOTT INTERNATIONAL INC COM STK USD0.01 CL'A'	62,100	Units	2,967,512
MARVELL TECH GROUP COM NPV	173,500	Units	3,329,465
MASCO CORP COM STK USD1	31,600	Units	943,892
MASSEY ENERGY COM COM STK USD0.625	10,300	Units	239,681
MATTEL INC COM STK USD1	28,500	Units	645,810
MATTHEWS INTL CORP CLASS'A'COM STK USD1	10,600	Units	417,110
MAX CAPITAL GROUP COM STK USD1	33,600	Units	833,952
MAXIMUS INC COM STK NPV	14,786	Units	455,113
MB FINANCIAL INC COM STK USD0.01	4,400	Units	165,484
MBIA INC COM STK USD1	7,800	Units	572,286
MCAFEE INC COM STK USD0.01	31,000	Units	879,780
MCCLATCHY CO CLASS'A'COM STK USD0.01	13,400	Units	582,632
MCDONALD'S CORP COM STK USD0.01	15,200	Units	673,816
MCKESSON CORP COM STK USD0.01	26,500	Units	1,345,140
MEADWESTVACO CORPORATION COM NPV	27,700	Units	832,662
MEDAREX INC COM STK USD0.01	89,400	Units	1,322,226
MEDCO HEALTH SOLUTIONS INC COM STK USD0.01	25,300	Units	1,352,032
MEDIA GENERAL INC CLASS'A'COM USD5	4,300	Units	159,831
MEDICAL PROPERTIES TRUST INC COM STK USD0.001	29,500	Units	459,315
MEMC ELECTRONICS MATERIALS INC COM STK USD0.01	22,500	Units	880,650
MERCK & CO INC COM STK USD0.01	29,600	Units	1,301,276
MERRILL LYNCH & CO INC COM STK USD1.333	40,300	Units	3,751,930
METLIFE INC COM STK USD0.01	32,700	Units	1,929,627
METTLER TOLEDO COM STK USD0.01	11,700	Units	922,545
MFA MORTGAGE INVESTMENTS COM SHS	66,800	Units	517,700
MICROCHIP TECHNOLOGY COM STK USD0.001	23,600	Units	771,720
MICROSOFT CORP COM USD0.0000125	205,100	Units	6,124,286
MILLENNIUM PHARM COM USD0.001	73,400	Units	800,060
MINERALS TECHNOLOGIES INC COM STK USD0.10	3,100	Units	182,249
MOLECULAR DEVICES COM STK USD0.001	16,557	Units	348,856
MOLINA HEALTHCARE INC COM STK USD0.001	3,100	Units	100,781
MONACO COACH CORP COM STK USD0.01	28,300	Units	400,728
MONEYGRAM INTERNATIONAL INC COM USD0.01	9,600	Units	301,536
MONSANTO CO NEW(DELAWARE) COM STK USD0.01	19,700	Units	1,034,841
MONSTER WORLDWIDE COM USD0.001	28,300	Units	1,319,912

MOOG INC CLASS'A'(LIM.V)USD1	7,400	Units	282,606
MORGAN STANLEY COM STK USD0.01	23,500	Units	1,913,605
MOTOROLA INC COM STK USD3	102,600	Units	2,114,651
MPS GROUP INC COM STK USD0.01	31,000	Units	439,580
MUELLER INDUSTRIES INC COM STK USD0.01	3,500	Units	110,950
MYRIAD GENETICS IN COM USD0.01	79,800	Units	2,497,740
NASDAQ STOCK MARKET INC COM STK USD0.01	36,200	Units	1,114,598
NATIONWIDE FINANCIAL SOLUTIONS INC CLASS'A'COM STK USD0.01	14,300	Units	778,349
NAVIGATORS GROUP INC COM STK USD0.10	4,500	Units	216,810
NCR CORP COM STK USD0.01	20,900	Units	893,684
NEENAH PAPER INC COM STK USD0.01	5,800	Units	204,856
NET BANK INC COM STK USD0.01	61,400	Units	284,896
NEUSTAR INC-CLASS COM STK USD0.001	30,400	Units	986,176
NEW YORK TIMES CO COM CLASS'A'STK USD0.10	15,000	Units	365,400
NEWPARK RESOURCES INC COM STK USD0.01	36,100	Units	260,281
NEWS CORP CLASS'A'NON VTG COM STKUSD0.01	166,500	Units	3,576,420
NII HOLDINGS INC COM STK USD0.001	35,700	Units	2,300,508
NIKE INC CLASS'B'COM STK NPV	45,800	Units	4,552,705
NOBLE CORP COM STK USD0.1	28,300	Units	2,155,045
NOBLE ENERGY INC COM USD3.33 1/3	38,200	Units	1,874,474
NOBLE INTERNATIONAL LD COM STK NPV	5,600	Units	112,280
NORDSON CORP COM STK NPV	4,900	Units	245,025
NORDSTROM INC COM STK NPV	13,500	Units	666,090
NORTHROP GRUMMAN CORP COM STK USD1	12,600	Units	853,020
NORTHWEST NATURAL GAS CO COM STK USD3.167	8,500	Units	360,740
NOVARTIS AG ADR EACH REPR 1 CHF0.50(REGD)	67,100	Units	3,854,224
NOVELLUS SYSTEMS INC COM STK NPV	56,100	Units	1,930,962
NU SKIN ENTERPRISES INC CLASS'A'COM STK USD0.001	11,300	Units	205,999
NUVEEN INVESTMENTS CLASS'A'COM USD0.01	27,700	Units	1,437,076
NVIDIA CORP COM USD0.001	23,900	Units	884,539
NYMAGIC INC COM STK USD1	2,500	Units	91,700
NYSE GROUP INC COM STK USD0.01	28,700	Units	2,789,640
OAKLEY INC COM STK NPV	11,400	Units	228,684
OCCIDENTAL PETROLEUM CORP COM USD0.20	75,900	Units	3,722,411
OCEANEERING INTERNATIONAL INC COM STK USD0.25	6,700	Units	265,990
OFFICE DEPOT INC COM STK USD0.01	17,400	Units	664,158
OFFICEMAX INC COM STK USD2.50	13,800	Units	687,240
OLD DOMINION FREIGHT LINE INC COM STK USD0.10	6,900	Units	166,083
OLD REPUBLIC INTERNATIONAL CORP COM STK USD1	69,700	Units	1,622,616
OLIN CORP COM STK USD1	13,500	Units	223,020
OMNICARE INC COM STK USD1	27,500	Units	1,062,325
OPENTV CORP NPV CLASS'A'	136,800	Units	317,376
OPTIONSXPRESS HLDGS INC COM STK USD0.0001	34,900	Units	791,881
ORACLE CORP COM USD0.01	50,900	Units	872,426
O'REILLY AUTOMOTIVE INC COM STK USD0.01	41,700	Units	1,336,902
OSHKOSH TRUCK CORP COM STK USD0.01	30,900	Units	1,496,178
OSI PHARMACEUTICALS INC COM STK USD0.01	16,400	Units	573,672
OVERSEAS SHIPHOLDING GROUP INC COM STK USD1	14,300	Units	805,090
OXFORD INDUSTRIES INC COM STK USD1	21,800	Units	1,082,370
PACER INTL INC COM	6,700	Units	201,469
PACIFIC CONTINETAL CORP COM STK USD1	2,917	Units	56,240
PACIFIC SUNWEAR OF CALIFORNIA INC COM STK USD0.01	29,300	Units	573,694
PACTIV CORP COM STK USD0.01	12,600	Units	449,694
PALL CORP COM STK USD0.10	50,200	Units	1,734,410
PARAMETRIC TECHNOLOGY CORP NEW COM STK USD0.01	11,900	Units	214,438
PARKWAY PROPERTIES INC COM STK USD0.001	4,200	Units	214,242
PARTNERRE COM STK USD1	10,500	Units	745,815
PATTERSON COS INC COM STK USD0.01	22,600	Units	802,526
PATTERSON UTI ENERGY INC COM STK USD0.01	78,100	Units	1,814,263
PAXAR CORP COM STK USD0.10	19,100	Units	440,446
PDL BIOPHARMA INC COM STK USD0.01	87,300	Units	1,758,222
PENN NATIONAL GAMING INC COM STK USD0.01	28,700	Units	1,194,494
PENNEY(J.C.)CO INC COM STK USD0.50	8,300	Units	642,088
PEPSI BOTTLING GROUP INC COM STK USD0.01	41,600	Units	1,290,432

PEPSICO INC CAP USD0.016666	76,000	Units	4,777,620
PERFORMANCE FOODS GROUP INC COM STK USD0.01	12,000	Units	331,680
PEROT SYSTEMS CLASS'A'COM STK USD0.01	76,500	Units	1,253,835
PER-SE TECHNOLOGIES INC COM STK USD0.01	17,500	Units	486,150
PFIZER INC COM USD0.05	52,300	Units	1,354,570
PHILADELPHIA CONSOLIDATED HOLDINGS COM STK NPV	7,100	Units	316,376
PHOTRONICS INC COM STK USD0.01	75,300	Units	1,230,402
PINNACLE WEST CAPITAL CORP COM STK USD2.50	32,300	Units	1,637,287
PLATINUM UNDERWRITERS HLDGS LTD SHS	51,100	Units	1,581,034
PMI GROUP INC COM STK USD0.01	53,300	Units	2,516,959
POLO RALPH LAUREN CORP CLASS'A'COM STK USD0.01	15,500	Units	1,204,505
POLYCOM INC COM STK USD0.0005	26,900	Units	831,479
PPG INDUSTRIES INC COM STK USD1.666	6,100	Units	391,681
PRAXAIR INC COM STK USD0.01	6,800	Units	403,444
PRECISION CASTPARTS COM NPV	78,900	Units	6,178,698
PREFERRED BK LOS ANGELES CALIFORNIA COM STK USD0.01	1,400	Units	84,126
PREMIUM STANDARD FARMS INC COM STK USD0.01	27,100	Units	504,873
PRICELINE.COM INC COM STK USD0.008	30,600	Units	1,334,466
PRIDE INTL INC NEW COM USD0.01	34,000	Units	1,020,340
PROCTER & GAMBLE CO COM STK NPV	51,700	Units	3,322,759
PROGRESS SOFTWARE CORP COM STK USD0.01	8,300	Units	231,819
PROSPERITY BANCSHARES INC COM STK USD1	4,600	Units	159,264
PROTECTIVE LIFE CORP COM STK USD0.50	14,700	Units	698,250
PULTE HOMES INC COM STK USD0.01	36,200	Units	1,200,392
QLOGIC CORP COM STK USD0.001	60,900	Units	1,334,928
QUALCOMM INC COM STK USD0.0001	123,400	Units	4,678,286
QUESTAR CORP COM STK NPV	12,500	Units	1,038,125
QUIKSILVER INC COM STK USD0.01	27,600	Units	434,700
QUINTANA MARITIME LTD COM STK USD0.01	18,800	Units	207,176
R.H. DONNELLEY CORP COM STK USD1	18,400	Units	1,154,232
RADIAN GROUP INC COM USD0.001	15,700	Units	846,387
RAILAMERICA INC COM STK USD0.001	10,200	Units	164,016
RAMCO-GERSHENSON PROPERTIES TRUST SBI USD0.01	6,200	Units	239,243
RARE HOSPITALITY INC COM STK NPV	34,000	Units	1,119,620
RAYONIER INC COM STK NPV	10,000	Units	410,500
RC2 CORP COM STK USD0.01	5,200	Units	228,800
READERS DIGEST ASSOCIATION INC CLASS'A'COM STK NON VTG USD0.01	34,300	Units	572,810
RECORDKEEPER FEES	0	Units	(29,464)
RED ROBIN GOURMET BURGERS INC COM STK USD0.001	15,800	Units	566,430
REGENERON PHARMACEUTICALS INC COM STK USD0.001	46,700	Units	937,269
REHABCARE GROUP INC COM	14,600	Units	216,810
RELIANCE STEEL & ALUMINIUM COM STK NPV	10,800	Units	425,952
RESEARCH IN MOTION COM NPV	23,000	Units	2,938,940
RESOURCES CONNECTION INC COM STK USD0.01	22,700	Units	722,768
REYNOLDS AMERICAN INC COM STK USD0.0001	19,900	Units	1,317,028
RF MICRO DEVICES INC COM STK NPV	130,600	Units	886,774
ROBERT HALF INTERNATIONAL INC COM STK USD1	36,900	Units	1,369,728
ROCHE HLDG AG ADR-REPR GENUS PTG CERT NPV SPONS(BNY)	65,500	Units	5,862,106
ROCK-TENN CO CLASS'A'COM STK USD0.01	13,300	Units	360,563
ROCKWELL COLLINS INC COM STK USD0.01	13,900	Units	879,731
ROHM & HAAS CO COM STK USD2.50	8,500	Units	434,520
ROWAN COS INC COM USD0.125	20,900	Units	693,880
ROYAL DUTCH SHELL ADR EACH REPR 2'A'SHS	23,200	Units	1,642,328
RTI INTERNATIONAL METALS INC COM STK USD0.01	17,500	Units	1,368,850
RUDDICK CORP COM STK USD1	28,500	Units	794,010
RYDER SYSTEM INC COM STK USD0.50	1,400	Units	71,484
SAFECO CORP COM STK NPV	25,300	Units	1,582,515
SANDISK CORP COM STK USD0.001	10,900	Units	469,027
SANMINA-SCI CORP COM STK USD0.01	92,400	Units	318,780
SAP AG ADR EACH 1 REP 1 COM NPV(SPONS)LEVEL II	64,700	Units	3,435,570
SCHLUMBERGER COM USD0.01	38,500	Units	2,436,535
SCHOLASTIC CORP COM STK USD0.01	20,100	Units	720,384
SCHWAB(CHARLES)CORP COM STK USD0.01	179,300	Units	3,467,662
SCIENTIFIC GAMES CLASS'A'COM USD0.01	13,100	Units	396,013

SCOTTS MIRACLE-GRO CO CLASS'A'COM STK NPV	26,300	Units	1,358,395
SEACOAST BANKING COM USD0.10	2,900	Units	72,384
SEALY CORP COM STK USD0.01	42,000	Units	619,500
SEARS HLDGS CORP COM STK USD0.01	4,000	Units	671,720
SEITEL COM STK USD0.01(NEW)	195,400	Units	698,555
SEMPRA ENERGY CORP COM STK NPV	34,400	Units	1,940,016
SERVICE CORPORATION INTERNATIONAL COM STK USD1	45,500	Units	466,375
SHERWIN-WILLIAMS CO COM STK USD1	4,800	Units	305,184
SIERRA PACIFIC RESOURCES COM STK USD0.01	23,100	Units	388,773
SILGAN HLDGS INC COM STK USD0.01	11,100	Units	487,512
SIMON PROPERTY GROUP INC COM STK USD0.0001	8,300	Units	840,707
SINCLAIR BROADCAST GROUP INC CLASS'A'COM STK USD0.01	53,300	Units	566,313
SKECHERS USA INC CLASS'A'COM STK USD0.001	4,100	Units	136,571
SKYWEST INC COM STK NPV	6,200	Units	158,348
SMART & FINAL COM USD0.01	6,900	Units	130,410
SMITHFIELD FOODS COM USD0.5	13,000	Units	333,580
SMUCKER(J.M.)CO COM STK NPV	13,600	Units	659,192
SMURFIT-STONE CONTAINER CORP COM STK USD0.01	29,700	Units	313,632
SONOCO PRODUCTS CO COM STK NPV	42,300	Units	1,609,938
SOUTHWEST BANCORP INC OKLAHOMA COM STK USD1	3,100	Units	86,622
SPARTECH CORP COM STK USD0.75	7,800	Units	204,516
ST MARY LAND & EXPLORATION COM STK USD0.01	5,700	Units	209,988
ST.JUDE MEDICAL INC COM STK USD0.10	93,400	Units	3,414,704
STANCORP FINANCIAL GROUP COM STK NPV	6,100	Units	274,805
STANDEX INTERNATIONAL CORP COM STK USD1.5	15,500	Units	467,015
STANLEY WORKS COM STK USD2.50	10,400	Units	523,016
STARBUCKS CORP COM STK NPV	69,500	Units	2,461,690
STATOIL ADR EACH REP 1 ORD NOK2.50 LVL111(BNY)	59,900	Units	1,576,568
STEEL DYNAMICS INC COM STK USD0.01	12,900	Units	420,540
STEINER LEISURE COM STK USD0.01	29,700	Units	1,351,350
STERIS CORP COM STK NPV	8,100	Units	203,877
STILLWATER MINING CO COM STK USD0.01	87,900	Units	1,097,871
SUNCOR ENERGY COM STK NPV	24,300	Units	1,917,513
SUNOCO INC COM STK USD1	47,400	Units	2,955,864
SWIFT ENERGY CO COM STK USD0.01	13,100	Units	587,011
SY BANCORP INC COM STK NPV	3,000	Units	84,450
SYBASE INC COM STK USD0.001	14,300	Units	353,210
SYKES ENTERPRISES INC COM STK USD0.01	11,800	Units	208,152
SYMMETRY MEDICAL INC COM STK USD0.0001	28,900	Units	399,687
SYNIVERSE HLDGS INC COM STK USD0.001	36,100	Units	541,139
TANGER FACTORY OUTLET CENTERS COM STK USD0.01	10,100	Units	394,708
TARGET CORP COM STK USD0.0833	54,200	Units	3,092,110
TAUBMAN CENTRES INC COM STK USD0.01	4,700	Units	240,805
TECHNITROL INC COM STK USD0.125	46,200	Units	1,103,718
TEKTRONIX INC COM STK NPV	8,200	Units	239,194
TEMPLE-INLAND INC COM STK USD1	18,400	Units	846,952
TEMPUR PEDIC INTERNATIONAL INC COM STK USD0.01	26,100	Units	534,006
TENNECO INC COM STK USD0.01	3,732	Units	92,255
TERADYNE INC COM STK USD0.125	24,800	Units	371,008
TEREX CORP COM STK USD0.01	27,300	Units	1,763,034
TESORO CORP COM STK USD0.1666	23,100	Units	1,519,287
TETRA TECH INC COM STK USD0.01	28,800	Units	520,992
THE MOSAIC COMPANY	63,000	Units	1,345,680
THERAVANCE INC COM STK USD1	30,300	Units	935,967
TJX COS INC COM STK USD1	24,100	Units	687,332
TORCHMARK CORP COM STK USD1	29,700	Units	1,893,672
TOTAL S A SPONSORED ADR(CNV 1/2 SHS EUR10)	22,400	Units	1,611,008
TRIAD HOSPITALS INC COM STK USD0.01	18,200	Units	761,306
TRIQUINT SEMI CONDUCTOR INC COM STK USD0.001	181,900	Units	818,550
TRUSTMARK CORP COM STK NPV	5,000	Units	163,550
TUPPERWARE BRANDS CORP COM STK USD0.01	11,000	Units	251,196
TWEEN BRANDS INC COM STK USD0.01	25,800	Units	1,030,194
TYCO INTERNATIONAL LTD COM STK USD0.20	30,200	Units	921,100
UAP HLDG CORP COM STK USD0.001	27,500	Units	692,450

UBS AG CHF0.10	66,400	Units	4,005,912
UCBH HLDGS INC COM STK USD0.01	9,500	Units	167,105
UNIFI INC COM STK USD0.10	107,000	Units	262,150
UNITED AMERICA INDEMNITY LTD COM STK	6,600	Units	167,178
UNITED BANKSHARES INC COM STK USD2.50	6,400	Units	249,152
UNITED FIRE & CASUALTY CO COM STK USD3.33 1/3	3,700	Units	130,925
UNITED ONLINE INC COM STK USD0.001	33,200	Units	440,896
UNITED RENTALS INC COM STK USD0.01	30,200	Units	767,986
UNITED STATES CELLULAR CORP COM STK USD1	26,500	Units	1,844,135
UNITED STATES STEEL CORP COM STK USD1	18,400	Units	1,345,776
UNITED STATIONERS INC COM STK USD0.10	14,200	Units	662,998
UNITED TECHNOLOGIES CORP COM STK USD1	44,700	Units	2,794,644
UNITEDHEALTH GROUP INC COM STK USD0.01	26,800	Units	1,439,964
UNIVERSAL COMPRESSION HLDS COM STK USD0.01	3,600	Units	223,596
UNIVERSAL CORP COM STK NPV	3,300	Units	161,733
UNIVERSAL TECHNICAL INSTITUTE COM STK USD0.0001	23,700	Units	526,377
URS CORP COM STK USD0.01	53,000	Units	2,271,050
VALASSIS COMMUNICATIONS INC COM STK USD0.01	26,100	Units	378,450
VALSPAR CORP COM STK USD0.50	49,900	Units	1,385,723
VARIAN SEMICONDUCT EQUIP ASSOC INC COM STK USD1	35,500	Units	1,615,960
VECTREN CORP COM NPV	21,200	Units	599,536
VERIGY LTD COM NPV	13,700	Units	243,175
VERITAS DGC INC COM STK USD0.01	2,200	Units	188,386
VF CORP COM STK NPV	20,800	Units	1,707,264
VIAD CORP COM STOCK USD1.5	9,900	Units	402,336
VISHAY INTL USD0.10	107,100	Units	1,450,134
VULCAN MATERIALS CO COM STK USD1	4,500	Units	404,415
WALT DISNEY CO. DISNEY COM USD0.01	148,400	Units	5,132,261
WARNACO GROUP INC CLS'A'COM STK USD0.01	26,400	Units	670,032
WASHINGTON GROUP INTERNATIONAL INC COM STK USD0.01	15,900	Units	950,661
WASHINGTON MUTUAL INC COM STK NPV	41,900	Units	1,906,031
WATERS CORP COM STK USD0.01	30,500	Units	1,493,585
WATSON WYATT WORLDWIDE INC CLASS'A'COM STK USD0.01	15,900	Units	719,078
WAUSAU PAPER CORP COM STK NPV	12,200	Units	182,878
WELLPOINT INC COM STK USD0.01	61,000	Units	4,800,090
WERNER ENTERPRISES INC COM STK USD0.01	73,400	Units	1,283,032
WEST COAST BANCORP ORE COM STK USD0.01	4,000	Units	138,560
WESTAMERICA BANCORP COM STK NPV	2,400	Units	121,512
WEYERHAEUSER CO COM STK USD1.25	6,200	Units	438,030
WHIRLPOOL CORP COM STK USD1	11,600	Units	963,032
WHOLE FOODS MARKET INC COM STK NPV	64,000	Units	3,003,520
WILLIAMS-SONOMA INC COM STK USD0.01	13,500	Units	424,440
WILLIS GROUP HOLDINGS COM STK USD0.000115	10,200	Units	407,439
WINNEBAGO INDUSTRIES INC COM STK USD0.50	26,000	Units	858,330
WSFS FINANCIAL CORP COM STK USD0.01	1,900	Units	127,167
WYETH COM USD0.333	57,900	Units	2,948,268
XEROX CORP COM STK USD1	53,500	Units	906,825
XM SATELLITE RADIO HLDGS CLASS'A'COM STK USD0.01	73,700	Units	1,064,965
ZALE CORP COM STK USD0.01	28,500	Units	803,985
ZUMIEZ INC COM STK NPV	20,500	Units	605,570
ABBOTT LABS COM NPV	800	Units	39,171
ADOBE SYSTEMS INC COM STK USD0.0001	1,800	Units	74,784
AGILENT TECHNOLOGIES INC COM STK USD0.01	700	Units	24,311
ALCON INC CHF0.20	500	Units	56,354
AMEDISYS INC COM STK USD0.001	2,100	Units	70,157
AMER INTL GRP COM USD2.50	1,200	Units	86,293
AMERICAN EXPRESS CO COM USD0.20	600	Units	36,682
AMGEN INC COM USD0.0001	300	Units	20,431
APPLE INC COM STK NPV	700	Units	56,134
ATWOOD OCEANICS INC COM STK USD1	(1,000)	Units	(49,204)
BOEING CO COM STK USD5	600	Units	53,180
BORG-WARNER INC COM STK USD0.01	(2,865)	Units	(169,792)
BROADCOM CORP CLASS'A'COM STK USD0.0001	900	Units	28,991
CAREMARK RX INC COM STK USD0.001	12,700	Units	723,597

CIGNA CORP COM STK USD0.25	100	Units	13,230
CISCO SYSTEMS COM USD0.001	2,900	Units	79,676
COACH INC COM STK USD0.01	1,200	Units	52,126
COLDWATER CREEK COM STK USD0.01	(3,500)	Units	(86,903)
COMTECH TELECOMMUNICATIONS COM STK USD0.10	(1,216)	Units	(46,886)
CORNING INC COM STK USD0.50	1,000	Units	18,739
ELECTRONIC ARTS COM USD0.01	800	Units	40,532
EXPEDIA INC COM STK USD0.001	5,600	Units	117,621
EXPRESS SCRIPTS IN COM USD0.01	3,200	Units	231,941
FOUNDRY NETWORKS INC COM STK USD0.0001	(1,000)	Units	(15,040)
GENENTECH INC COM USD0.02	600	Units	48,041
GENERAL ELECTRIC CO. COM STK USD0.06	1,500	Units	56,181
GILEAD SCIENCES COM USD0.001	1,000	Units	64,902
GOLDMAN SACHS GROUP INC COM STK USD0.01	200	Units	40,111
GOOGLE INC COM STK USD0.001 CLS'A'	200	Units	92,794
HOSPIRA INC COM STK USD0.01	(1,800)	Units	(60,715)
INFOSYS TECHNOLOGIES ADR EACH REPR 1ORD INR5	300	Units	16,428
INTEGRATED ALARM SERVICES GROUP INC COM STK	17,700	Units	57,122
INTERCONTINENTAL EXCHANGE INC COM STK USD0.01	200	Units	21,669
INTERNATIONAL GAME TECHNOLOGY COM STK USD0.000625	200	Units	9,216
LANCE INC COM STK USD0.833	(2,103)	Units	(42,762)
LOWE'S COS INC COM STK USD0.50	800	Units	24,862
MACY'S INC COM STK USD0.01	600	Units	22,835
MARRIOTT INTERNATIONAL INC COM STK USD0.01 CL'A'	800	Units	38,470
MARVELL TECH GROUP COM NPV	2,300	Units	44,016
MERRILL LYNCH & CO INC COM STK USD1.333	500	Units	46,696
MICROSOFT CORP COM USD0.0000125	2,700	Units	80,743
MONSANTO CO NEW(DELAWARE) COM STK USD0.01	200	Units	10,580
MORGAN STANLEY BDS 18/OCT/2016 USD100000	(10,000)	Units	(10,036)
MOTOROLA INC COM STK USD3	1,300	Units	26,737
NEWS CORP CLASS'A'NON VTG COM STKUSD0.01	1,700	Units	36,868
NII HOLDINGS INC COM STK USD0.001	400	Units	25,532
NIKE INC CLASS'B'COM STK NPV	500	Units	49,723
NOVARTIS AG ADR EACH REPR 1 CHF0.50(REGD)	800	Units	46,212
NUVEEN INVESTMENTS CLASS'A'COM USD0.01	(500)	Units	(26,318)
NYSE GROUP INC COM STK USD0.01	300	Units	29,029
OCCIDENTAL PETROLEUM CORP COM USD0.20	500	Units	24,545
OXFORD INDUSTRIES INC COM STK USD1	600	Units	29,814
PEPSICO INC CAP USD0.016666	900	Units	56,595
PRICELINE.COM INC COM STK USD0.008	(1,800)	Units	(78,695)
PROCTER & GAMBLE CO COM STK NPV	600	Units	38,611
QUALCOMM INC COM STK USD0.0001	1,600	Units	60,454
RARE HOSPITALITY INC COM STK NPV	1,700	Units	56,111
RESEARCH IN MOTION COM NPV	300	Units	38,798
RESOURCES CONNECTION INC COM STK USD0.01	1,300	Units	42,160
ROCHE HLDG AG ADR-REPR GENUS PTG CERT NPV	800	Units	71,862
SANDISK CORP COM STK USD0.001	(1,000)	Units	(43,190)
SAP AG ADR EACH 1 REP 1 COM NPV(SPONS)LEVEL II	600	Units	31,850
SCHLUMBERGER COM USD0.01	500	Units	31,809
SCHWAB(CHARLES)CORP COM STK USD0.01	2,400	Units	46,487
ST.JUDE MEDICAL INC COM STK USD0.10	1,200	Units	43,925
STARBUCKS CORP COM STK NPV	800	Units	28,527
SUNCOR ENERGY COM STK NPV	300	Units	23,568
TARGET CORP COM STK USD0.0833	700	Units	39,947
UBS AG CHF0.80	800	Units	48,451
UNITED TECHNOLOGIES CORP COM STK USD1	500	Units	31,317
VARIAN SEMICONDUCT EQUIP ASSOC INC COM STK USD1	3,100	Units	142,537
VERIGY LTD COM NPV	0	Units	0
WALT DISNEY CO. DISNEY COM USD0.01	1,900	Units	65,901
WHOLE FOODS MARKET INC COM STK NPV	800	Units	37,515
WILLIAMS-SONOMA INC COM STK USD0.01	3,600	Units	115,139
WYETH COM USD0.333	700	Units	35,854
Total Corporate Stock		$	664,080,967

Corporate Debt Securities

AIFUL CORPORATION 5% DUE 10/AUG/2005	70,000	Units	69,299
ALTERNATIVE LOAN TRUST 2006-OA 4-A-1 VARIABLE 5-Aug-46	383,443	Units	383,907
ALTRIA GROUP INC 7.00% 04/NOV/2013	200,000	Units	219,520
AMERICAN HOME MORTGAGE ASSETS TRUST 2006-2 2A1 VARIABLE 25/SEP/2046	372,607	Units	373,388
AMERICAN HOME MORTGAGE ASSETS TRUST 2006-3 3A12 VAR 25/OCT/2046	361,388	Units	359,990
AMERICAN HOME MORTGAGE ASSETS TRUST 2006-4 I A-1- VARIABLE 25/OCT/2046	393,961	Units	394,959
ANADARKO FINANCE CORP 7.5% BDS 01/MAY/2031 USD1000	120,000	Units	137,654
ANADARKO PETROLEUM CORP 5.79% SR FLTG RATE NTS 15/SEP/2009 USD1000	110,000	Units	110,748
ANADARKO PETROLEUM CORP 5.95% SNR NTS 15/SEP/2016 USD1000	70,000	Units	71,327
ANADARKO PETROLEUM CORP 6.45% SNR NTS 15/SEP/2036 USD1000	110,000	Units	113,165
AOL TIME WARNER INC 6.875% NTS 01/MAY/2012 USD1000	100,000	Units	106,821
AOL TIME WARNER INC 7.7% BDS 01/MAY/2032 USD1000	30,000	Units	34,234
BANC OF AMERICA COMMERCIAL MORTGAGE TRUST 2006-3 A-4 VARIABLE 10/JUL/2044	430,000	Units	449,104
BANC OF AMERICA FUNDING 2006-E TRUST 2006-E 2-A-1 VARIABLE 20/JUN/2036	269,964	Units	273,235
BANC OF AMERICA FUNDING 2006-G TRUST 2006-G 2-A-2 VARIABLE 20/JUL/2036	356,494	Units	356,596
BANK OF AMERICA CORP 5.375% BDS 15/AUG/2011 USD1000	90,000	Units	92,463
BAYVIEWW 2003 LJ1 A4 3.44% DUE 25-APRL-12	108,346	Units	106,101
BEAR STEARNS ALT-A TR 2004-11 MTG PASSTHRU CTF CL II-A-2	363,507	Units	371,302
BEAR STEARNS SECURITIES TRUST 01-3 A-1 VARIABLE 25-Oct-32	14,734	Units	14,815
C-BASS MORTGAGE LOAN ASSET BACKED CERTIFICATES 2006-MH AF-3 1 VARIABLE 25/OCT/2036	100,000	Units	101,271
CE ELEC UK FDG CO SRNT144A6.995% 30/DEC/2007	250,000	Units	253,313
CITIGROUP INC 4.125% 22/FEB/2010	310,000	Units	305,297
CLEAR CHANNEL COMMUNICATIONS INC 6.25% BDS 15/MAR/2011 USD1000	80,000	Units	79,218
COMCAST CORP 6.5% BDS 15/JAN/2017 USD1000	90,000	Units	96,631
COMCAST CORP 6.50 15/JAN/2015	210,000	Units	225,099
COMM 2006-C8 A-4 5.306% 10/DEC/2046	310,000	Units	309,872
COMMERCIAL MORTGAGE ACCEPTANCE CORP. 97- ML1 A-4 6.735% 15/DEC/2030	303,920	Units	307,136
CONOCO INC 6.95% SNR NTS 15/APR/2029 USD1000	280,000	Units	322,154
COUNTRYWIDE ALTERNATIVE LOAN TRUST SER#2005-59 FLTG RTE DUE 20/NOV/2035	324,919	Units	326,609
COUNTRYWIDE HOME EQUITY LOAN TRUST 2004-R CL 2A	313,284	Units	315,348
CREDIT SUISSE COMMERCIAL MTG TRUST 5.467% CMO 15/SEP/2039 USD1000 CL'A3'	360,000	Units	364,411
CREDIT SUISSE WARBURG PINCUS TRUST 5.5% NTS 16/AUG/2011 USD1000	40,000	Units	41,261
CSMC TRUST 2006-CF2 VAR 25/MAY/2036	296,721	Units	297,277
CWABS ASSET-BACKED NOTE TRUST 2006-SD A-1 14 VARIABLE 25/JUL/2036	354,434	Units	355,877
CWALT ALTERNATIVE LN TR SER 2006 OA FR CMO 20/DEC/2046 USD1000 '1-A1-A	395,403	Units	395,741
CWALT INC 12667GPB3 20/JUL/2035	333,333	Units	334,735
CWALT INC 2005-44 MTG PASSTHRU CTF 1A1 FLT	562,802	Units	564,273
CWHEQ REVOLVING HOME EQUITY LOAN RESECURITIZATION TRUST 2006-RE 04-F-1 VARIABLE 15/MAY/2034	317,319	Units	318,170
CWMBS INC 12669GUX7 25/MAR/2035	283,394	Units	284,259
CWMBS, INC. 2003-60 DUE 25/FEB/2034	368,066	Units	368,231
DAIMLERCHRYSLER NA HLDGS 5.875% BDS 15/MAR/2011 USD100000	170,000	Units	173,581
DEUTSCHE TELEKOM INTL FINANCE B.V. 5.75% BDS 23/MAR/2016 USD1000	70,000	Units	70,067
DEVON ENERGY CORP 7.95% SR DEB 15/APR/2032 USD	120,000	Units	148,101
DOMINION RESOURCES INC 5.7% 17/SEP/2012	130,000	Units	133,614
DRIVE AUTO RECEIVABLES TRUST 2006-2 A-3 14 5.330% 15-Apr-14	320,000	Units	322,758
DUKE ENERGY CORP 5.625% DUE 30/NOV/2012	170,000	Units	173,893
EXELON CORP 5.625% BDS 15/JUN/2035 USD1000	120,000	Units	113,335
FIRSTENERGY CORP 6.45% BDS 15/NOV/2011 USD1000	80,000	Units	84,084
FIRSTENERGY CORP 7.375% BDS 15/NOV/2031 USD1000	200,000	Units	229,652
GENERAL ELECT CAP CORP 4.125% 01/SEP/2009	310,000	Units	306,512
GLITNIR BANKI HF 6.33% NTS 28/JUL/2011 USD1000 144A'	150,000	Units	158,057
GOLDMAN SACHS GROUP LP 4.500 15JNE15/JUN/2010	110,000	Units	107,881
GREENPOINT MORTGAGE FUNDING TRUST 2006-AR 1- A1A VARIABLE			

25/OCT/2046	395,149	Units	395,607
GREENPOINT MORTGAGE FUNDING TRUST 2006-AR A1-A VARIABLE 25/SEP/2046	383,066	Units	383,243
GSAA HOME EQUITY TRUST SER 2005-5 CL A4	400,000	Units	401,651
HARBORVIEW MORTGAGE LOAN TRUST 2006-7 2A-1A VARIABLE 19/SEP/2036	358,082	Units	358,801
HARBORVIEW MORTGAGE LOAN TRUST 2006-9 2A1A VAR 19-Nov-36	390,721	Units	392,273
HOUSEHOLD FINANCE CORP 4.625% DUE 15/JAN/2008	300,000	Units	304,391
HYPOTHEKENBANK IN ESSEN 5% MTN 20/JAN/2012 USD1000 144A'	10,000	Units	10,018
IMPAC CMB TRUST SER 2003-12 CL A1	105,953	Units	106,101
IMPERIAL CMB TRUST SERIES 2003-4 DUE 25FEB25/FEB/2033	13,744	Units	13,761
IXIS REAL ESTATE CAPITAL TRUST 2006-HE A-1 VARIABLE 25/AUG/2036	240,575	Units	240,796
JPMORGAN CHASE & CO 5.125% 15/SEP/2014	410,000	Units	409,347
KERR MCGEE CORP 6.95% 01/JUL/2024	30,000	Units	32,993
KINDER MORGAN ENER PART	70,000	Units	66,684
KONINKLIJKE KPN NV 8% BDS 01/OCT/2010 USD1000	120,000	Units	131,878
LANDSBANKI ISLAND 6.1% NTS 25/AUG/2011 USD1000 144A'	150,000	Units	155,703
LEHMAN BROTHERS HOLDINGS 4.00% DUE 22/JAN/2008	130,000	Units	130,506
LEHMAN XS TRUST 2006-14 1-A1B VARIABLE 25/SEP/2046	392,681	Units	393,333
LEHMAN XS TRUST 2006-GP 3-A1A VAR 25/AUG/2046	376,891	Units	376,938
MERRILL LYNCH MORTGAGE TRUST 2006-C1 A-4 VARIABLE 12-May-39	400,000	Units	413,514
METLIFE INC BDS 15/DEC/2066 USD1000	90,000	Units	90,589
MORGAN STANLEY 3.625% 01/APR/2008	40,000	Units	39,553
MORGAN STANLEY 5.625% BDS 09/JAN/2012 USD1000	130,000	Units	135,027
MORGAN STANLEY BDS 18/OCT/2016 USD100000	30,000	Units	30,398
MORGAN STANLEY MORTGAGE LOAN TRUST 4.215% CMO 25/AUG/2034 USD	88,825	Units	88,953
NELNET STUDENT LN TR 2005-2 A2	219,968	Units	219,831
NEWS AMERICA INC 6.2% BDS 15/DEC/2034 USD1000	50,000	Units	48,399
ONCOR ELECTRIC DELIVERY CO 6.375% NTS 15/JAN/2015 USD1000	10,000	Units	10,602
PACIFIC GAS & ELECTRIC 6.05% 01/MAR/2034	90,000	Units	92,587
PETROBRAS INTERNATIONAL FINANCE 6.125% NTS 06/OCT/2016 USD1000	90,000	Units	92,202
RESIDENTIAL CAPITAL CORP 6% BDS 22/FEB/2011 USD1000	440,000	Units	448,628
RESONA PFD GLOBAL SECS VAR PERP 144A	60,000	Units	64,438
SHINSEI FIN CAYMAN LTD 6.418%/FR PRF SEC 29/1/49 USD1000'144A'	110,000	Units	113,064
SIERRA TIMESHARE RECEIVABLES FUNDING LLC 2006-1 A-2 14 VARIABLE 20/MAY/2018	294,648	Units	295,119
SMFG PREFERRED CAPITAL VAR BDS PERPETUAL USD100000 144A'	100,000	Units	99,489
SPRINT CAP CORP NT 8.375% DUE 15/MAR/2012	190,000	Units	215,848
SPRINT CAP CORP NT 8.75% 15/MAR/2032 UNRESTRICTED	20,000	Units	24,588
SPRINT NEXTEL CORP 6% NTS 01/DEC/2016 USD1000	70,000	Units	68,702
STRUCTURED ASSET MORTGAGE INVESTMENTS II TRUST 2006-AR I-A-3 VARIABLE 25/JUL/2036	369,204	Units	370,256
STRUCTURED ASSET MORTGAGE INVESTMENTS INC 2006-AR7 A1A VAR 25/AUG/2036	386,069	Units	387,180
SUNTRUST CAPITAL VIII 6.1% NTS 15/12/36 USD1000	120,000	Units	117,250
TELECOM ITALIA CAPITAL 5.25% 01OCT20015	70,000	Units	66,306
TERWIN MORTGAGE TRUST TMTS 20 AF-3 VARIABLE 25-Jul-36	200,000	Units	197,716
THORNBURG MORTGAGE SECURITIES TRUST 2005-2 A4 FLT 25-Jul-45	352,688	Units	353,023
THORNBURG MORTGAGE SECURITIES TRUST 2005-4 A-3 VARIABLE 25/DEC/2035	374,413	Units	374,471
THORNBURG MORTGAGE SECURTIES TRUST SERIES 2005-2 CL A3 VAR 25/JUL/2045	339,108	Units	339,528
TXU CORP 5.55% SNR NTS 15/NOV/2014 USD1000 SER'P'	30,000	Units	28,693
TYCO INTERNATIONAL 6% NTS 15/NOV/2013 USD1000	220,000	Units	229,315
VALE OVERSEAS LTD 6.875% NTS 21/NOV/2036 USD1000	110,000	Units	113,661
VERIZON GLOBAL FUNDING CORP 7.375% BDS 01/SEP/2012 USD1000	40,000	Units	44,716
VIACOM INC 5.75% 30/APR/2011	40,000	Units	40,410
WACHOVIA CORPORATION 5.25% 01/AUG/2014	290,000	Units	292,811
WACHOVIA MTG LN TR 2005-A 1-A-1 20/SEP/2035 FLT	336,283	Units	333,246
WAMU MORTGAGE PASS-THROUGH CERTIFICATES 2005-AR A-1A2 VARIABLE 25/DEC/2045	288,544	Units	289,927
WAMU MORTGAGE PASS-THROUGH CERTIFICATES 2005-AR A-1A2 VARIABLE 25/DEC/2045	257,233	Units	258,217
WAMU MORTGAGE PASS-THROUGH CERTIFICATES 2006-AR 1-A1 VARIABLE 25/SEP/2036	182,929	Units	185,415

WAMU MORTGAGE PASS-THROUGH TRUST 2005 AR14 1A1	161,113	Units	160,182
WASTE MGMT INC DEL SR NT 6.375% 15/NOV/2012	130,000	Units	137,198
WELLS FARGO CAPITAL VAR BDS 01/DEC/2086 USD100000	100,000	Units	98,450
WELLS FARGO MORTGAGE BACKED SECURITIES TRUST 2006-AR II-A-3 VARIABLE 25/APR/2036	338,779	Units	337,712
WEYERHAEUSER CO 6.75% NTS 15/MAR/2012 USD1000	250,000	Units	267,160
Total Corporate Debt Securities		$	23,944,744

Government Bonds

UNITED MEXICAN STATES 7.5% 08APR08/APR/2033	277,000	Units	331,650
UNITED STATES OF AMER TREAS BONDS 2% BDS 15/JAN/2026 USD1000	80,000	Units	77,296
UNITED STATES OF AMER TREAS BONDS 4.5% BDS 15/FEB/2036 USD1000	380,000	Units	367,815
UNITED STATES OF AMER TREAS NOTES 2.375% NTS 15/APR/2011 USD1000	1,150,000	Units	1,171,091
UNITED STATES OF AMER TREAS NOTES 3.875% TIPS 15/JAN/2009 USD1000	20,000	Units	25,744
UNITED STATES OF AMER TREAS NOTES 4.625% TB 31/OCT/2011 USD1000 SER 'P'	1,150,000	Units	1,154,932
UNITED STATES OF AMER TREAS NOTES 4.625% TB 'R' 31/DEC/2011 USD1000	770,000	Units	767,414
UNITED STATES OF AMER TREAS NOTES 5.125% NTS 15/MAY/2016 USD1000	30,000	Units	31,101
UNITED STATES OF AMER TREAS NOTES FLT TIPS 15/APR/2029 USD1000	80,000	Units	124,546
UNITED STATES OF AMER TREAS NOTES INFL I/L NTS 15/JUL/2015 USD1000	40,000	Units	40,153
UNITED STATES OF AMERICA TREASURY BONDS VAR 15-Jul-16	190,000	Units	193,610
UNITED STATES TREAS NTS 04.875% 30/APR/2011	2,200,000	Units	2,232,634
USA TREASURY NTS 4.875% T-NTS 15/AUG/2016 USD	30,000	Units	30,911
USA TREASURY NTS VAR TIPS 15/APR/2010 USD1000	230,000	Units	232,853
US TREASURY NOTE - 4.625%, 2/28.2008 (912828EY)	2,020,000	Units	2,011,478
UNITED STATES OF AMER TREAS NOTES 4.625% TB 'R'	(770,000)	Units	(768,123)
Total Government Bonds		$	8,025,105

Mortgage Backed Securities

FEDERAL HOME LN MTG CORP MTN CALL 5.5%11/DEC/2008	60,000	Units	60,147
FEDERAL HOME LOAN BANKS 4.875% BDS 18/NOV/2011 USD10000	140,000	Units	140,581
FEDERAL HOME LOAN BANKS 5.4% BDS 02/JAN/2009 USD10000	90,000	Units	89,865
FEDERAL HOME LOAN MTG CORP	90,000	Units	86,545
FEDERAL NATL MTG ASSN DISC NT MATURES 25/JUN/2007	350,000	Units	341,537
FEDERAL NATIONAL MORTGAGE ASSOC 5.4% NTS 13/APR/2009 USD1000	20,000	Units	20,230
FEDERAL NATIONAL MORTGAGE ASSOC 6% MTG BCKD P/THRU 15/1/34 USD1000	3,950,000	Units	3,975,920
FEDERAL NATIONAL MORTGAGE ASSOC 6.5% MTG BKD P/THRU 15/1/32 USD1000	1,780,000	Units	1,813,375
FNMA TBA 15YR TBA 05.000% JAN	1,000,000	Units	982,812
FNMA TBA 5.5% MBPT 15/1/19 USD1000	2,000,000	Units	1,999,376
FNMA TBA SF 5.0 30 YR JAN	8,200,000	Units	7,915,558
RUSSIAN FEDERATION VAR BDS 31/MAR/2030 USD REGS	300,000	Units	344,137
TBA FNMA SF 5.50 30 YRS JAN	2,100,000	Units	2,075,063
TBA GNMA 5.50 30 YR JAN	950,000	Units	945,250
TBA GNMA I SF 6.00 30 YRS JAN	2,100,000	Units	2,128,875
FEDERAL HOME LOAN BANKS 5.4% BDS 02/JAN/2009	(90,000)	Units	(89,982)
FEDERAL NATIONAL MORTGAGE ASSOC 6% MTG BCKD P/THRU	(3,950,000)	Units	(3,987,016)
FEDERAL NATIONAL MORTGAGE ASSOC 6.5% MTG BKD	(1,780,000)	Units	(1,817,215)
FNMA TBA 15YR TBA 05.000% JAN	(1,000,000)	Units	(992,344)
FNMA TBA 5.5% MBPT 15/1/19 USD1000	(2,000,000)	Units	(2,013,047)
FNMA TBA SF 5.0 30 YR JAN	(8,200,000)	Units	(8,006,941)
TBA FNMA SF 5.50 30 YRS JAN	(2,100,000)	Units	(2,084,992)
TBA GNMA 5.50 30 YR JAN	(950,000)	Units	(950,742)
TBA GNMA I SF 6.00 30 YRS JAN	(2,100,000)	Units	(2,135,557)
Total Mortgage Backed Securities		$	841,435

Registered Investment Companies

AIM ENERGY CLASS B	117	Units	4,298
AIM HIGH YIELD INVESTOR CLASS	7,857	Units	35,513
AIM INTERNATIONAL CORE EQUITY INV CL	4,533	Units	66,492
AIM LEISURE INVESTOR CLASS	108	Units	5,141
ALLIANCEBER GLOBAL GOV'T INCOME TR CL A	4,347	Units	33,690
ALLIANCEBER INTL VALUE ADVISOR	1,683	Units	38,260

ALLIANZ NFJ DIVIDEND VALUE FD CL D	1,957	Units	33,382
ALPINE DYNAMIC DIVID FUND	2,428	Units	31,421
ALPINE INTERNATIONAL REAL ESTATE EQUITY Y	1,871	Units	76,193
ALPINE REALTY INCOME & GROWTH Y	627	Units	17,168
AMANA MUTUAL FUND TRUST GROWTH	2,087	Units	43,148
AMANA MUTUAL FUND TRUST INCOME	2,402	Units	66,604
AMERICAN AMCAP CLASS A	955	Units	19,126
AMERICAN BALANCED CL R5	19,806	Units	376,900
AMERICAN BALANCED CLASS R3	308	Units	5,832
AMERICAN BEACON BALANCED	4,439	Units	63,342
AMERICAN BEACON ERMG MKTS PLANAHEAD CL	780	Units	13,023
AMERICAN BEACON LARGE CAP VALUE PLAN	5,196	Units	118,363
AMERICAN BOND FUND OF AMERICA CL R3	4,880	Units	65,002
AMERICAN CAPITAL INCOME BUILDER CL A	1,846	Units	112,824
AMERICAN CAPITAL INCOME BUILDER CL R3	234	Units	14,295
AMERICAN CAPITAL INCOME BUILDER R5	476	Units	29,093
AMERICAN CAPITAL WORLD GRTH & INC A	281	Units	11,762
AMERICAN CAPITAL WORLD GRWTH & INC R5	908	Units	38,080
AMERICAN CENTURY CAPITAL PRESERVATION	202,280	Units	204,523
AMERICAN CENTURY CAPITAL VAL INV SHR	1,141	Units	9,529
AMERICAN CENTURY EMERGING MARKETS INV	11,933	Units	107,278
AMERICAN CENTURY EQUITY GROWTH	1,857	Units	47,611
AMERICAN CENTURY EQUITY INCOME	24,133	Units	207,061
AMERICAN CENTURY GLOBAL GOLD	3,906	Units	76,670
AMERICAN CENTURY HERITAGE	2,311	Units	36,487
AMERICAN CENTURY INTERNATIONAL BOND	3,737	Units	51,501
AMERICAN CENTURY LARGE CO. VAL CL A	1,160	Units	8,805
AMERICAN CENTURY MID CAP VALUE INV SHS	465	Units	5,979
AMERICAN CENTURY ONE CHOICE VERY AGGR INV	209	Units	2,805
AMERICAN CENTURY REAL ESTATE	1,582	Units	48,027
AMERICAN CENTURY TAX FREE BOND	469	Units	5,064
AMERICAN CENTURY UTILITIES	3,048	Units	49,676
AMERICAN EUROPACIFIC GROWTH CL R5	460	Units	21,423
AMERICAN EUROPACIFIC GROWTH CLASS A	380	Units	17,710
AMERICAN FUNDAMENTAL INVESTORS R3	625	Units	24,998
AMERICAN FUNDAMENTAL INVESTORS R5	2,841	Units	113,811
AMERICAN GROWTH FUND OF AMERICA CL R3	180	Units	5,846
AMERICAN GROWTH FUND OF AMERICA CL R5	5,335	Units	175,299
AMERICAN GROWTH FUND OF AMERICA CLASS F	117	Units	3,811
AMERICAN HIGH INCOME TRUST R3	2,717	Units	34,258
AMERICAN INCOME FUND OF AMERICA CLASS A	4,918	Units	100,135
AMERICAN INCOME FUND OF AMERICA R5	742	Units	15,107
AMERICAN NEW PERSPECTIVE CLASS A	3,608	Units	114,511
AMERICAN SMALLCAP WORLD CLASS C	318	Units	11,900
AMERICAN WORLD GROWTH INCOME CL R3	795	Units	33,197
ARIEL FUND	162	Units	8,402
ARTISAN OPPORTUNISTIC VALUE	901	Units	10,054
ASTON/ABN REAL ESTATE CL N	167	Units	2,726
ASTON/TAMRO LARGE CAP VALUE CL N	1,200	Units	15,242
BANKS ULTRA SECTOR PRO FUND INVESTOR	436	Units	19,895
BARON ASSET	2,088	Units	124,883
BARON PARTNERS FUND	6,697	Units	149,618
BIOTECHNOLOGY ULTRA SECTOR PRO FD INVS	178	Units	9,576
BRANDYWINE BLUE	5,474	Units	173,514
BRIDGEWAY AGGRESSIVE INVESTOR 2	2,119	Units	35,866
BRIDGEWAY BALANCED PORTFOLIO	729	Units	9,137
BRIDGEWAY SMALL CAP GROWTH CL N	3,821	Units	54,532
BRIDGEWAY ULTRA SMALL CO MARKET	2,940	Units	57,456
BUFFALO SCIENCE & TECHNOLOGY FD	763	Units	10,017
BUFFALO BALANCED FUND	525	Units	6,174
BUFFALO HIGH YIELD	1,190	Units	13,267
BUFFALO MID CAP FUND	7,556	Units	113,411
BUFFALO USA GLOBAL	1,259	Units	28,033
CAMBIAR OPPORTUNITY INVESTOR CL	4,544	Units	92,282

CAPITAL WORLD BOND FUND R5	3,060	Units	58,837
COHEN & STEERS REALTY SHARES	1,805	Units	161,432
COLUMBIA SMALL CAP VALUE II CL A	807	Units	10,954
CRM MID CAP VALUE INVESTOR SHARES	614	Units	18,057
DAVIS NEW YORK VENTURE INSTL CL Y	4,207	Units	163,882
DELAWARE DIVERSIFIED INCOME FD CL A	1,391	Units	12,184
DIAMOND HILL FINANCIAL LONG/SHT A	489	Units	10,215
DIAMOND HILL LARGE CAP CLASS A	1,561	Units	25,535
DIAMOND HILL LONG SHORT CLASS A	1,631	Units	30,296
DIREXION EMERGING MKTS BULL 2X INVST	473	Units	14,968
DODGE & COX INTERNATL STOCK FUND	18,369	Units	827,722
DREYFUS S&P 500 STOCK INDEX FUND	96	Units	2,834
DREYFUS APPRECIATION FUND	482	Units	21,115
DREYFUS FOUNDERS MID CAP GROWTH FD CL R	850	Units	5,000
DREYFUS LIFETIME GROWTH INVESTOR SHS	173	Units	3,068
DREYFUS PREMIER GREATER CHINA CL R	1,293	Units	46,412
DREYFUS PREMIER S&P STARS OPPR CL T	138	Units	3,070
DWS GOLD & PRECIOUS METALS CL S	8,587	Units	177,412
EVERGREEN EMERG MKTS GROWTH FUND CLASS C	687	Units	13,263
EXCELSIOR EMERGING MARKETS	1,067	Units	15,110
EXCELSIOR ENERGY & NATURAL RESOURCES	93	Units	2,023
EXCELSIOR INTERNATL	4,145	Units	75,850
EXCELSIOR LARGE CAP GROWTH	3,020	Units	31,047
EXCELSIOR MID CAP VALUE & RESTRUCTING	817	Units	17,600
EXCELSIOR SMALL CAP	710	Units	12,812
EXCELSIOR VALUE AND RESTRUCTURING	3,332	Units	175,081
FAIRHOLME FUND	18,134	Units	551,422
FALLING US DOLLAR PRO FUND INV CLASS	513	Units	14,865
FBR LARGE CAP FINANCIAL CLASS	66	Units	1,348
FEDERATED HIGH YIELD INSTL FUND	5,729	Units	34,833
FIDELITY ADV HIGH INC ADVANTAGE CL B	480	Units	5,026
FIDELITY ADVISOR DIVERSIFIED INT'L I	338	Units	7,816
FIDELITY ADVISOR HIGH INCOME ADV CL I	279	Units	2,829
FIDELITY ADVISOR LEVERGED CO STK CL I	501	Units	16,608
FIDELITY ADVISOR UTILITIES CLASS A	128	Units	2,467
FIDELITY BALANCED	1,005	Units	19,534
FIDELITY BLUE CHIP VALUE	1,363	Units	20,173
FIDELITY CANADA	1,859	Units	89,665
FIDELITY CAPITAL & INCOME	7,989	Units	71,018
FIDELITY CAPITAL APPRECIATION	229	Units	6,205
FIDELITY EMERGING MARKETS	445	Units	10,845
FIDELITY EUROPE	757	Units	29,785
FIDELITY EUROPE CAPITAL APPRECIATION	1,025	Units	27,960
FIDELITY FLOATING RATE HIGH INCOME	8,279	Units	82,373
FIDELITY FREEDOM 2020	2,642	Units	41,024
FIDELITY INTERNAT'L REAL ESTATE FUND	775	Units	12,837
FIDELITY INT'L DISCOVERY	548	Units	20,781
FIDELITY INTL SMALL CAP OPP FUND	332	Units	5,242
FIDELITY JAPAN	2,995	Units	51,126
FIDELITY LARGE CAP VALUE	7,397	Units	110,666
FIDELITY LATIN AMERICA	955	Units	42,714
FIDELITY LEVERAGED COMPANY STOCK	5,764	Units	166,997
FIDELITY NORDIC	260	Units	10,398
FIDELITY OTC PORT	2,240	Units	92,627
FIDELITY OVERSEAS	439	Units	19,655
FIDELITY PURITAN	3,768	Units	75,251
FIDELITY REAL ESTATE INVESTMENT	1,349	Units	49,081
FIDELITY SELECT BROKERAGE & INVS MGT	226	Units	16,716
FIDELITY SELECT CHEMICALS	71	Units	4,740
FIDELITY SELECT CNSMER DSCRTNRY PORT	360	Units	9,443
FIDELITY SELECT CONSTRUCTN & HOUSING	221	Units	9,861
FIDELITY SELECT DEFENSE & AEROSPACE	478	Units	38,983
FIDELITY SELECT ENERGY	705	Units	34,376
FIDELITY SELECT ENERGY SERVICE	141	Units	9,519

FIDELITY SELECT ENVIRONMENTAL SVCS	574	Units	9,920
FIDELITY SELECT GOLD	1,341	Units	48,963
FIDELITY SELECT INDUSTRIAL EQUIPMENT	356	Units	11,015
FIDELITY SELECT INDUSTRIALS PORT	504	Units	10,316
FIDELITY SELECT LEISURE	512	Units	40,506
FIDELITY SELECT MATERIALS PORTFOLIO	212	Units	10,044
FIDELITY SELECT MEDICAL DELIVERY	215	Units	10,497
FIDELITY SELECT MEDICAL EQUIP&SYSTEM	450	Units	10,364
FIDELITY SELECT NATURAL GAS	264	Units	9,944
FIDELITY SELECT NATURAL RESOURCES	668	Units	18,620
FIDELITY SELECT SOFTWARE & COMPUTER	2,263	Units	148,368
FIDELITY SELECT TRANSPORT	202	Units	10,140
FIDELITY STRATEGIC DIVIDEND & INCOME	365	Units	4,748
FIDELITY STRATEGIC INCOME	8,465	Units	90,069
FIDELITY VALUE	181	Units	14,571
FIFTH THIRD BALANCED CLASS B	197	Units	2,524
FORWARD HOOVER SMALL CAP EQUITY	2,152	Units	44,052
FORWARD INTERNATIONL EQUITY FUND	195	Units	3,554
FORWARD INTERNTL SMALL CO INVESTOR CL	1,040	Units	19,711
FPA NEW INCOME	1,683	Units	18,256
FRANKLIN GOLD AND PRECIOUS METALS CL C	105	Units	3,291
FRANKLIN INCOME CLASS C	8,584	Units	23,005
FRANKLIN STRATEGIC INCOME C	3,285	Units	33,966
GABELLI ASSET FUND	54	Units	2,565
GABELLI EQUITY INCOME FUND	1,213	Units	25,556
GAMCO GLOBAL TELECOMMUNICATIONS	234	Units	5,260
GAMCO GOLD FUND	1,449	Units	36,186
GLOBAL EMERGING MARKETS	748	Units	11,015
GOLDMAN SACHS ASSET ALLOC GRWTH STRAT A	9,470	Units	137,974
GREENSPRING FUND	173	Units	4,059
GUINNESS ATKINSON GLOBAL ENERGY	206	Units	5,257
GUINNESS ATKINSON GLOBAL INNOVATORS	169	Units	3,039
HARBOR BOND INST.	20,554	Units	237,606
HARBOR CAPITAL APPRECIATION INV CL	2,488	Units	82,220
HARBOR INTERNATIONAL	1,525	Units	94,604
HARBOR INTERNATIONAL INVESTOR SHARES	2,258	Units	139,047
HARDING LOEVNER EMERGING MKT PORT	594	Units	26,580
HARTFORD CAPITAL APPRECIATION CL A	1,811	Units	68,874
HARTFORD CAPITAL APPRECIATION CL C	532	Units	18,477
HARTFORD GLOBAL HEALTH CL C	835	Units	13,810
HARTFORD HIGH YIELD CL A	300	Units	2,413
HEARTLAND SELECT VALUE	2,449	Units	68,430
HEARTLAND VALUE	1,563	Units	80,039
HENNESSY BALANCED	427	Units	5,085
HENNESSY CORNERSTONE GROWTH	448	Units	8,167
ICON ENERGY	873	Units	27,679
ICON EUROPE FUND	198	Units	4,176
ICON FINANCIAL FUND	395	Units	5,867
ICON HEALTHCARE	1,001	Units	16,599
ICON LONG SHORT CLASS I	2,210	Units	38,745
ICON MATERIALS	1,421	Units	16,361
ING RUSSIA CL A	180	Units	11,242
IVY INTERNATIONAL GROWTH FUND CL Y	164	Units	5,462
JAMES ADVANTAGE SMALL CAP	2,732	Units	64,582
JAMES BALANCED: GOLDEN RAINBOW FUND	1,876	Units	33,119
JANUS ADVISER INTERNATL GROWTH S	466	Units	25,318
JANUS CONTRARIAN FUND	2,511	Units	42,256
JANUS CORE FUNDAMENTAL EQUITY	418	Units	10,835
JANUS MID CAP VALUE INVST SHS	471	Units	11,209
JANUS ORION FUND	509	Units	5,022
JANUS OVERSEAS	9,242	Units	453,639
JENNISON NATURAL RESOURCES FD CL Z	759	Units	34,603
JENNISON UTILITY CL C	1,776	Units	25,065
JENSEN PORTFOLIO CLASS J	2,946	Units	79,342

JOHN HANCOCK YIELD FUND CL B	1,287	Units	7,256
JPMORGAN ASIA EQUITY CLASS A	310	Units	9,130
JPMORGAN CAPITAL GROWTH CL A	230	Units	9,198
JPMORGAN DIVERSIF MID CAP GROWTH CL A	247	Units	5,512
JPMORGAN EMERGING MARKETS DEBT SELECT	987	Units	8,605
JPMORGAN EMERGING MARKETS EQUITY CL A	3,044	Units	55,911
JPMORGAN INTERNATL EQUITY INDEX CL A	463	Units	12,853
JPMORGAN INTERNATL VALUE FUND CLASS A	5,770	Units	101,726
JPMORGAN INTERNTL EQUITY FUND CLASS A	309	Units	11,584
JPMORGAN INTREPID EUROPEAN CLASS A	1,611	Units	45,721
JPMORGAN INTREPID MID CAP FUND CLASS A	4,038	Units	68,082
JPMORGAN INVESTOR GROWTH & INCOME CL A	87	Units	1,253
JPMORGAN MULTI MNGR SMALL CAP VALUE FD	223	Units	3,837
JPMORGAN PRIME MMKT FUND MORGAN CLASS	9,241	Units	9,241
JPMORGAN REALTY INCOME FUND CLASS A	1,116	Units	18,677
JPMORGAN SMALL CAP VALUE CLASS A	302	Units	6,971
JPMORGAN US REAL ESTATE CLASS A	1,958	Units	44,298
JPMORGAN VALUE ADVANTAGE CL A	220	Units	4,167
JPMORGAN VALUE OPPORTUNITIES CL A	57	Units	1,134
JULIUS BAER GLOBAL EQUITY CLASS A	124	Units	5,004
JULIUS BAER INTL EQUITY FUND II CL A	3,430	Units	51,753
KEELEY SMALL CAP VALUE FD INC	208	Units	5,429
KINETICS PARADIGM FUND	132	Units	3,392
LAZARD EMERGING MKTS OPEN CLASS	5,532	Units	115,186
LOOMIS SAYLES BOND RETAIL SHARES	46,091	Units	682,511
LOOMIS SAYLES GLOBAL BOND RETAIL	1,691	Units	25,834
MAINSTAY ICAP INTERNATIONAL FD I	194	Units	7,596
MAINSTAY ICAP SELECT EQUITY FD CL I	14,096	Units	612,386
MANAGERS BOND	5,417	Units	134,607
MANAGERS SMALL CAP FUND	342	Units	5,400
MARSHALL MID CAP VALUE CL Y	2,787	Units	42,311
MARSICO 21ST CENTURY FUND	11,908	Units	181,354
MARSICO FOCUS	5,643	Units	108,854
MARSICO GROWTH FUND	9,081	Units	182,434
MARSICO INTERNAT'L OPPORTUNITIES	1,841	Units	31,136
MATRIX ADVISORS VALUE	134	Units	7,712
MATTHEWS ASIA PACIFIC FUND	661	Units	11,183
MATTHEWS ASIAN TECHNOLOGY FUND	3,431	Units	27,176
MATTHEWS CHINA FUND	2	Units	60
MATTHEWS INDIA FUND	2,877	Units	44,453
MATTHEWS KOREA FUND	2,345	Units	14,611
MERGER FUND	1,468	Units	22,938
METZLER PAYDEN EURO EMERGING MKTS CL	2,891	Units	93,728
MIDAS FUND	1,209	Units	5,188
MOBILE TELCOMM ULTRA SECTOR PRO FD INVSTR	299	Units	5,787
MUHLENKAMP FUND	2,338	Units	203,770
MUTUAL SERIES DISCOVERY CLASS Z	3,703	Units	112,789
MUTUAL SERIES EUROPEAN CLASS Z	1,125	Units	27,667
MUTUAL SERIES FINCL SERVICES CLASS Z	1,214	Units	27,413
MUTUAL SERIES MUTUAL BEACON CLASS C	1,102	Units	18,144
MUTUAL SERIES SHARES CLASS Z	4,149	Units	108,250
NEEDHAM GROWTH FUND	383	Units	14,959
NEUBERGER BERMAN INT'L INVESTOR CLASS	763	Units	18,690
NEUBERGER BERMAN INT'L TRUST CLASS	5,195	Units	139,643
NEUBERGER BERMAN PARTNERS INVESTOR	4,050	Units	125,768
NEUBERGER BERMAN REAL ESTATE TRUST CL	699	Units	11,222
NORTHEAST INVESTORS TRUST	1,304	Units	10,122
NORTHERN SMALL CAP VALUE	533	Units	8,840
NUMERIC INVESTORS MID CAP	656	Units	12,054
OAKMARK FUND I	231	Units	10,618
OAKMARK GLOBAL SELECT FD CL I	535	Units	5,763
OAKMARK SELECT I	3,857	Units	129,130
OBERWEIS CHINA OPPORTUNITIES FUND	14,879	Units	290,591
OIL & GAS ULTRA SECT PRO FDS -INVESTOR	985	Units	40,981

OPPENHEIMER INT'L BOND CLASS A	1,024	Units	6,167
OPPENHEIMER MAIN ST SMALL CAP CLASS A	372	Units	8,217
PARNASSUS EQUITY INCOME PORTFOLIO	106	Units	2,642
PARNASSUS FIXED INCOME FUND	1,435	Units	23,114
PERMANENT PORTFOLIO FD INC	2,150	Units	69,583
PERRITT EMERGING OPPORTUNITIES FUND	268	Units	3,761
PHOENIX FOREIGN OPPORTUNITIES CL A	830	Units	20,747
PHOENIX MID CAP VALUE FUND CL A	313	Units	7,899
PIMCO COMMODITY REAL RETURN CL D	664	Units	9,217
PIMCO DEVELOPING LOCAL MKTS D	5,079	Units	54,495
PIMCO FLOATING RATE INCOME CL D	2,701	Units	28,550
PIMCO REAL RETURN CLASS D	4,448	Units	47,371
PIMCO TOTAL RETURN CLASS D	3,574	Units	37,097
PRO FUNDS SHORT REAL ESTATE INVESTOR CL	2,089	Units	47,087
PRUDENT GLOBAL INC FUNDS	1,787	Units	22,355
PUTNAM GLOBAL NATURAL RESOURCE C	608	Units	17,197
QUANT FOREIGN VALUE FUND ORDINARY SHS	815	Units	17,841
QUANTITATIVE EMRG MKTS FD-ORDINARY SHS	884	Units	19,589
ROYCE MICROCAP INVESTMENT CLASS	1,892	Units	32,820
ROYCE OPPORTUNITY FUND INVEST CLASS	8,291	Units	108,121
ROYCE PENNSYLVANIA MUTUAL INVST CLASS	13,322	Units	154,139
ROYCE TOTAL RETURN FD INVESTMENT CL	6,302	Units	86,648
ROYCE VALUE FUND SERVICE CL	4,478	Units	49,522
ROYCE VALUE PLUS SERVICE CLASS	29,323	Units	413,165
RS GLOBAL NATURAL RESOURCES CL A	1,347	Units	41,552
RS VALUE FUND CL A	2,191	Units	60,110
RYDEX BASIC MATERIALS ADVISOR CL	309	Units	11,353
RYDEX BASIC MATERIALS INV CLASS	1,547	Units	58,989
RYDEX BIOTECHNOLOGY INV CLASS	113	Units	2,473
RYDEX INVERSE S&P 500 INVESTOR SHS	604	Units	4,516
RYDEX OTC INVESTOR CLASS	4,274	Units	49,957
RYDEX RETAILING INV CLASS	223	Units	3,109
RYDEX TECHNOLOGY INVESTOR CLASS	230	Units	2,831
RYDEX TITAN 500 CLASS H	340	Units	16,136
RYDEX VELOCITY 100 CLASS H	524	Units	12,085
SCHNEIDER VALUE FUND	4,726	Units	107,649
SELECTED AMERICAN SHARES CL S	3,618	Units	166,631
SKYLINE SPECIAL EQUITIES	1,147	Units	29,805
SOUND MIND INVESTING FUND	17,688	Units	200,402
SOUND SHORE FD INC	729	Units	28,554
SPARTAN INTL INDEX INVESTOR CLASS	259	Units	11,449
SSGA EMERGING MARKETS	742	Units	17,396
SSGA INTERNATIONAL STOCK SELECTION	8,201	Units	113,259
SSGA TUCKERMAN ACTIVE REIT	1,073	Units	22,912
STERLING SMALL CAP VALUE FUND	1,579	Units	23,705
STRATEGIC PARTNERS REAL ESTATE CL A	295	Units	8,586
STRATTON SMALL CAP VALUE FUND	1,664	Units	80,579
T ROWE PRICE CAP APPRECIATION	9,206	Units	189,831
T ROWE PRICE EMERGING MKTS STOCK	4,646	Units	150,577
T ROWE PRICE EQUITY INCOME	2,111	Units	62,367
T ROWE PRICE EQUITY INCOME ADVISOR CL	170	Units	5,002
T ROWE PRICE EQUITY INDEX TR FD	142	Units	5,404
T ROWE PRICE GROWTH STOCK	4,318	Units	136,568
T ROWE PRICE HEALTH SCIENCES	289	Units	7,541
T ROWE PRICE INTL DISCOVERY FUND	443	Units	21,023
T ROWE PRICE LATIN AMERICA FUND	2,278	Units	85,971
T ROWE PRICE MEDIA & TELECOMMUNICATIONS	233	Units	10,077
T ROWE PRICE NEW HORIZONS FD INC	16,731	Units	565,975
T ROWE PRICE PERSONAL STRAT GRWTH	203	Units	5,147
T ROWE PRICE REAL ESTATE FUND	3,498	Units	88,607
T ROWE PRICE RET 2040 FD	233	Units	4,365
T ROWE PRICE SPECTRUM INCOME	1,511	Units	18,421
TAMARACK MICROCAP VALUE CL S	2,395	Units	54,531
TELECOMM ULTRA SECTOR PRO FD INVSTR	1,376	Units	37,043

THIRD AVENUE REAL ESTATE VALUE	518	Units	17,932
THIRD AVENUE VALUE	4,620	Units	274,721
THORNBURG INTL VALUE CL A	1,544	Units	43,970
THORNBURG INTL VALUE CL INSTL	2,247	Units	65,178
TIAA-CREF INSTL LRG CAP VALUE -RETAIL	184	Units	2,873
TIAA-CREF INSTL MID CAP VALUE -RETAIL	3,132	Units	56,625
TIAA-CREF INSTL REAL ESTATE SEC - RETAIL	3,077	Units	48,592
TOCQUEVILLE FUND	1,439	Units	36,498
TOCQUEVILLE GOLD FUND	818	Units	42,064
TOUCHSTONE MID CAP GROWTH CLASS A	99	Units	2,314
TRANSAMERICA PREMIER EQUITY	6,212	Units	139,885
T-ROWE PRICE EMERG EURO & MEDITERRANEAN	6,421	Units	208,298
ULTRA JAPAN PRO FUND INVESTORS SHS	907	Units	44,268
ULTRA MID CAP PRO FUND INVESTOR SHS	850	Units	41,012
ULTRA SHORT SMALL CAP PRO FDS-INVST CL	3,351	Units	44,830
ULTRA SMALL CAP PRO FUND INVESTOR SHS	378	Units	12,066
ULTRASHORT OTC PRO FUND INVESTOR SHS	4,079	Units	55,061
UMB SCOUT SMALL CAP	2,465	Units	41,485
UMB SCOUT WORLDWIDE	4,665	Units	152,366
US GLOBAL CHINA REGION OPPORTUNITY	2,817	Units	29,549
US GLOBAL REGION EAST EUROPEAN	2,686	Units	122,172
US GLOBAL RESOURCES	17,684	Units	262,431
US GOLD SHARES	8,816	Units	141,671
US WORLD PRECIOUS MINERALS	15,336	Units	443,777
VALUE LINE EMERGING OPPORTUNITY	1,045	Units	32,311
VAN ECK GLOBAL HARD ASSETS CLASS C	179	Units	6,489
VAN KAMPEN COMSTOCK CLASS C	1,497	Units	28,827
VAN KAMPEN REAL ESTATE SEC CLASS C	607	Units	18,991
VAN WAGONER EMERGING GROWTH FUND	2,111	Units	9,711
VAN WAGONER SMALL CAP GROWTH	1,072	Units	10,332
VANGUARD DEVELOPED MRKTS INDEX INV	1,886	Units	23,726
VANGUARD EMERGING MARKETS STOCK INDEX	1,174	Units	28,498
VANGUARD ENERGY	5,546	Units	358,418
VANGUARD EQUITY INCOME	209	Units	5,284
VANGUARD EUROPEAN STOCK INDEX	327	Units	11,800
VANGUARD GLOBAL EQUITY	1,237	Units	28,348
VANGUARD GROWTH INDEX	110	Units	3,277
VANGUARD INDEX TRUST S&P 500 PORT	3,722	Units	511,786
VANGUARD INDEX TRUST SMALL CAP GROWTH	624	Units	11,446
VANGUARD INFLATION PROTECTED SECS	14,755	Units	173,820
VANGUARD INTERNATL VALUE PORTFOLIO	1,093	Units	44,089
VANGUARD INT'L GROWTH PORTFOLIO	713	Units	17,010
VANGUARD LONG TERM INVMT GRADE INV	459	Units	4,242
VANGUARD MID CAP INDEX	2,389	Units	47,260
VANGUARD MID-CAP GROWTH FUND	628	Units	10,722
VANGUARD PACIFIC STOCK INDEX	848	Units	10,541
VANGUARD PRIMECAP CORE FD INVESTOR CL	819	Units	10,326
VANGUARD REIT INDEX FUND	4,506	Units	115,275
VANGUARD SMALL CAP STOCK INDEX TRUST	153	Units	5,003
VANGUARD SMALL CAP VALUE INDEX	684	Units	11,657
VANGUARD STRATEGIC SMALL CAP EQ INVT	2,865	Units	58,966
VANGUARD TARGET RET 2015 FD INVESTOR CL	2,248	Units	28,007
VANGUARD TAX MANAGED SMALL CAP INVESTOR	809	Units	20,799
VANGUARD TOTAL INTL STOCK INDEX FUND	2,055	Units	36,316
VANGUARD TOTAL STOCK MARKET	4,876	Units	166,210
VANGUARD VALUE INDEX	1,559	Units	41,428
VANGUARD WINDSOR II	1,140	Units	39,616
VANGUARD/WELLESLEY INCOME	459	Units	10,016
WASATCH GLOBAL SCIENCE & TECHNOLOGY	1,484	Units	21,942
WELLS FARGO ASIA PACIFIC FD-INVESTOR	2,443	Units	30,509
WELLS FARGO MID CAP DISCIPLINED FD-INVES	1,718	Units	39,039
WESTPORT SELECT CAP CLASS I	1,290	Units	32,206
WILLIAM BLAIR VALUE DISCOVERY CLASS N	1,859	Units	30,247
WM HIGH YIELD FUND CLASS C	536	Units	4,702

YACKTMAN FOCUSED FD	1,883	Units		30,122
Total Registered Investment Companies			$	22,560,852

PARTICIPANT LOANS (interest rate ranging from 5.00% through 9.25% maturing through December 2021)	$	55,239,294

TOTAL INVESTMENTS	$	2,950,563,178

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

EXHIBIT 23

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

American Electric Power Company, Inc.:

We consent to the incorporation by reference in Registration Statements No. 333-128043 and 333-39402 on Form S-8 and Post-Effective Amendment No. 3 to Registration Statement No. 33-01052 of American Electric Power System Retirement Savings Plan on Form S-8 of our report dated July 12, 2007 appearing in this Annual Report on Form 11-K of American Electric Power System Retirement Savings Plan for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Columbus, Ohio
July 12, 2007